COMMERZBANK

Q2 Interim Report

as of June 30, 2008

Highlights of Commerzbank Group

- Against the background of a continuing difficult market environment we have achieved an operating profit of €484m in the second quarter, an 11.3% increase compared to the first 3 months of 2008.
- The improvement in the operating result is due mainly to higher net interest income and the pleasingly strong trading profit.
- The activation of tax loss carry-forwards brought a positive effect for the after-tax result amounting to €500m.
- The capital ratios at 7.4% and 11.3% respectively are at the upper end of our target ranges.

Income statement	**1.1.–30.6.2008**	**1.1.–30.6.2007**
Operating profit (€ m)	919	1,983
Operating profit per share (€)	1.40	3.02
Pre-tax profit (€ m)	894	1,983
Consolidated surplus[1] (€ m)	1,097	1,377
Earnings per share (€)	1.67	2.10
Operating return on equity[2] (%)	12.6	29.5
Cost / income ratio in operating business (%)	64.1	53.9
Return on equity of consolidated surplus[1)2)] (%)	16.4	22.2

Balance sheet	**30.6.2008**	**31.12.2007**
Balance-sheet total (€ bn)	615.2	616.5
Risk-weighted assets (€ bn)	218.6	237.4
Equity (€ bn) as shown in balance sheet	15.4	16.1
Own funds (€ bn) as shown in balance sheet	30.0	30.6

Capital ratios		
Core capital ratio (%)	7.4	6.9
Own funds ratio (%)	11.3	10.8

Staff	**30.6.2008**	**30.6.2007**
Germany	27,571	26,949
Abroad	14,051	8,435
Total	41,622	35,384

Long / short-term rating		
Moody's Investors Service, New York	Aa3 / P-1	Aa3 / P-1
Standard & Poor's, New York	A / A-1	A / A-1
Fitch Ratings, London	A / F1	A / F1

Operating profit (€ m)



Q2 2008
484
Q1 2008
435
Q4 2007
169
Q3 2007
361
Q2 2007
1,075
Q1 2007
908

Return on equity of consolidated surplus[1)2)] (%)



Q2 2008
24.4
Q1 2008
8.4
Q4 2007
6.5
Q3 2007
10.9
Q2 2007
24.7
Q1 2007
19.7

[1] insofar as attributable to Commerzbank shareholders; [2] annualized

Dear Shareholders,

The Commerzbank Group once again made good progress operationally in the second quarter of 2008. Our strategy to consistently continue with our efforts to achieve growth while at the same time significantly reducing risk has proved to be successful. In the Private and Business Customers segment we have gained more than 260,000 new customers net since the beginning of the year and significantly raised the volume of money entrusted to us. *Mittelstandsbank* also raised the number of its customers and expanded its sales activities. In the Central and Eastern European segment, growth continued at a dynamic pace. Corporates & Markets benefited from a very pleasing trading profit. The strongest effects of the crisis on the financial markets have been on Commercial Real Estate and Public Finance and Treasury; everything here points clearly to a further reduction in risk.

Even under the noticeably worse overall conditions, our business model has proven to be sustainably profitable. We are well-positioned for ongoing organic as well as external growth. However, one rule still applies: we will not make any acquisition unless it makes sense for Commerzbank. And it only makes sense if it adds value for you, our shareholders, and for our customers and staff.

The performance by the economies in our core markets is mixed. The global economic downturn has reached Germany, even if there are no signs of a recession. By contrast, Central and Eastern European countries are growing. The



financial markets will remain volatile. However, we remain confident that the path we have chosen of business expansion linked to a strict reduction in risk is the right response to the challenges facing us today and in the future.

Furthermore, we were delighted when the magazine, Euromoney, recognized us for the second time (previously in 2006) as the "Best Bank in Germany". That is what we intend to remain: the best bank for our customers.

Contents

Financial crisis still affecting Commerzbank shares

At the end of the first half of 2008, Commerzbank shares were being quoted at €18.84, slightly below the price at the end of the first quarter (€19.80). Considering the payment of a dividend of one euro per share at the end of May and the related discount, the share price was practically unchanged.

However the share price continued to be affected by a high degree of volatility in the second quarter. Negative factors, such as the high oil price, the increasing rises in the rates of inflation and the global downturn in the economy, caused great uncertainty and wild swings in prices on the equity markets. However, the dominant theme for financial markets and securities remained the ongoing international financial crisis. Sentiment switched between early hopes that the financial crisis could at last be approaching its end and renewed signs of crisis – especially in the US. A final issue affecting Commerzbank shares was varying speculation on the markets about a possible consolidation in the German banking market.

Like the DAX and the Dow Jones EURO STOXX Banks, Commerzbank shares hit their lowest point during the course of March 17 at €16.40. After that, the share price recovered significantly up to the beginning of May, reaching its highest level since mid-January on May 2 at €24.02. After moving sideways for four weeks, swings in share prices grew bigger, and Commerzbank shares were dragged down in the wake of their European benchmark stocks until the end of the first half. But on a six-monthly comparison, they performed somewhat better than those benchmark stocks – despite paying out a higher dividend for the fourth year running. After the reporting period ended, Commerzbank shares rose around 10% up to the end of July.

Commerzbank share vs. performance indices in the second quarter 2008 | Daily figures, 28.12.2007 = 100


110%
100%
90%
80%
70%
60%
50%
January
February
March
April
May
June
Commerzbank
DAX
Dow Jones EURO STOXX Banks

Highlights of the Commerzbank share

	H1 2008	H1 2007
Shares outstanding in million units	657.2	657.2
Xetra intraday prices in €		
High	26.53	38.20
Low	16.40	28.95
as of 30.6.	18.84	35.49
Daily turnover[1] in million units		
High	24.8	21.1
Low	2.2	2.2
Average	8.9	6.0
Earnings per share (EPS) in €	1.67	2.10
Book value per share[2] as of 30.6. in €	21.13	24.10
Market value / Book value as of 30.6.	0.89	1.47

[1] Total German Stock Exchanges;
[2] excluding cash flow hedges and minority interests.

Trading in Commerzbank shares was much livelier in the first half of 2008 than in the same period last year; daily turnover on German stock exchanges rose by 48% to 8.9m shares. Commerzbank's market capitalization stood at €12.4bn at the end of the first half of 2008.

According to the analysis of investors we carried out in the second quarter of 2008, institutional investors hold a good three-quarters of all Commerzbank shares. The remainder are overwhelmingly held by private shareholders resident in Germany and our major shareholder, Generali (8.8% directly and indirectly). The free float stands at around 91%. This demonstrates that the shareholder structure has been stable since the last analysis a year ago, with the distribution between the aforementioned groups of investors virtually unchanged.

It is important to us to provide our shareholders with comprehensive information: data on Commerzbank's shares as well as current news, publications and presentations on Commerzbank can be found at our Internet site www.ir.commerzbank.com.

Interim Management Report as of June 30, 2008

Business and economy

Overall economic situation

The global economy grew significantly weaker in the first half of 2008. This applies in particular to the US, although the recession feared by so many has not materialized. The signs in Europe of a noticeable downturn are also multiplying. The ECB's rate hike, the sharp rise in oil prices, the strong euro, and the global economic downturn are all increasingly demanding recognition. In Germany too, which initially appeared unfazed by the general economic weakness, current indicators all point towards slower economic growth. Prices continued to climb. The inflation rate in the eurozone rose, primarily as a result of the continued significant rise in the prices of energy and foodstuffs, to 4%; it last stood at 3.3% in Germany.

The financial crisis continued to have a major effect on the performance of the financial markets. Tensions on the money markets have hardly lessened; the money market rates that are so relevant to the funding of banks most recently still stood at some 70 basis points above the ECB's key interest rate. These spreads usually move in a range of up to 20 basis points. However, the rise in prices is having an ever greater negative impact on markets. The rising inflation rates have fueled fears that central banks might raise rates and so create an additional burden for the economy. At the beginning of July, the ECB did indeed raise rates, and representatives of the Fed have recently increased warnings of the risks of a lasting significant rise in prices.

Commerzbank Group had a successful first half

Despite these unchanged difficult overall conditions, we achieved a higher operating profit in the second quarter of 2008 than in the first. We were especially successful at raising income in Private and Business Customers and at *Mittelstandsbank*. We were pleased by the strong customer focus at Corporates & Markets being reflected in solid trading profits. Our business expansion, especially at BRE Bank, created rising operating income in the Central and Eastern European segment. Commercial Real Estate, on the other hand, continued to suffer strongly from the financial crisis. The focus in Public Finance and Treasury – as in Commercial Real Estate – was on reducing risk. This strategy is now bearing fruit and has already led to taking this segment back into the black again.

A few days ago, the resolution by the Annual General Meeting of Eurohypo, held on August 29, 2007, to transfer the shares held by minority shareholders in Eurohypo AG to its main shareholder – Commerzbank Inlandsbanken Holding GmbH, Frankfurt am Main – in return for appropriate compensation in cash of €24.32 per share, was entered in the company's commercial register. This entry means that all the shares held by minority shareholders have now been transferred to Commerzbank Inlandsbanken Holding GmbH. Eurohypo AG's share was already delisted.

Income, financial and asset position

The balance sheet and income statement are still in good health after the close of business for the first half of 2008. We are working on a strong capital base, the level of liquidity is comfortable, and risk is constantly being reduced. Despite the volatile markets, income items have continued to hold up well. Net interest income and trading profits were up significantly compared to the previous quarter. It is also pleasing to note the decrease in the amount of write-downs on our ABS portfolio. An additional one-off valuation allowance on a specific exposure in Commercial Real Estate had a negative impact on our income statement, but we nevertheless made an operating profit that was 11.3% higher than in the previous quarter.

Profitability still solid

The improvement in net interest income in the second quarter was particularly pleasing – and that applies right across all segments. It was 15.1% higher than in the first three months of 2008, rising to €1.18bn. Besides the dividend season, including the figures for Bank Forum in Ukraine in the income statement also contributed to this rise. In addition, Hypothekenbank in Essen once again achieved positive net interest income. Net interest income for the first half of 2008 totalled €2.2bn, 7.3% more than in the same period of 2007.

We have allocated a figure of the same magnitude as for the first quarter for current loan loss provisions. In addition, we have set aside €250m for the valuation allowance mentioned above. Including this extraordinary item, loan loss provisions for the first half of 2008 amounted to €589m compared with €311m for the same period in the previous year.

Net commission income was almost as high as in the positive first quarter. Despite the unstable market environment, it is remarkable that commissions from the securities business have remained at a high level. We are reporting €1.45bn for the first half of 2008, 9.7% lower than in the first six months of the previous year. We have to take into account that income from our international asset management units, which have since been sold, were included in the figures for January to June 2007. Adjusted for these revenues, commission income would have increased by 1% when compared to the first half of 2007.

Considering the market situation, the Commerzbank Group made an excellent trading profit: they were more than twice as high as the figure for the previous quarter. All divisions contributed to this success; both the business in equity derivatives, which continues to do well, and the strong Fixed Income area are worthy of particular mention. A net gain of €29m from the fair value measurement of financial derivatives in the second quarter was much better than the figure for the previous quarter. Trading profit for the year to date reached €548m compared with €682m for the first half of 2007, which had still not been hit by the financial crisis.

In the second quarter, we had to report impairments amounting to €170m on our CDO and RMBS portfolio, compared with €244m in the first quarter. We have now written down the RMBS portfolio by around 50% and our US Housing CDOs by almost 100%. Our entire ABS portfolio has been reduced by around €9bn since the middle of last year. We are reporting a loss for net investment income of €-112m compared with a profit of €487m the previous year.

There was a moderate 3.9% increase in general administrative expenses over the previous quarter to €1.37bn. This rise was with €25m the result of including Bank Forum in the income statement; furthermore the remaining expenses were booked connected with the integration of Essen Hyp into Eurohypo. Compared with the first half of 2007, general administrative expenses in the first six months remained virtually unchanged at €2.7bn. Personnel expenses went down by 6.1% to €1.5bn; the Commerzbank Group had 41,622 employees at the end of June 2008 compared with 35,384 a year earlier. Including Bank Forum amongst the consolidated companies was the reason for the sharp increase in headcount.

Operating profit up over previous quarter despite extraordinary charge

Operating profit in the second quarter, i.e. the excess of income over expenses amounted to €484m, 11.3% higher than for the first three months of this year. Adjusted for extraordinary items (impairments, provision for possible loan losses, integration costs of Essen Hyp on the one hand and revenues from divestments on the other), we would have made a profit of more than €900m – proof of the strength of our operating business.

We are reporting an operating profit of €919m for the first half of the year, compared with €1,983m a year earlier. After deducting the restructuring expenses, already set aside in the first quarter, for integrating Essen Hyp, we are left with earnings before tax of €894m. Under IAS 12, due to the change in estimate of the future domestic taxable income we in this year had to capitalize tax loss carryforwards (positive effect €500m), so that the tax item shows income of €306m (previous year: tax expense of €550m). This means that the consolidated surplus of €1.2bn is considerably higher than the operating profit. €103m of the surplus is attributable to minority interests; the amount attributable to Commerzbank shareholders is €1,097m.

With an average of 656.9m shares, operating profit per share came to €1.40 and earnings per share to €1.67 (previous year: €3.02 and €2.10 respectively).

Total assets: €615bn

The Commerzbank Group's total assets hardly changed from the figure reported at the end of 2007; they fell by 0.2% to €615.2bn. Whilst we have sharply reduced our claims on banks by 23.9% to €56.4bn, claims on customers rose slightly by 0.7%. Due to higher interest rate levels at year-end as well as the stronger Euro the positive fair values attributable to derivative hedging instruments rose by 30.1% to €11.7bn; assets held for trading increased – almost exclusively positive fair values attributable to derivative financial instruments – by 20.0% to €117.1bn. Financial investments fell by 4.8% to €125.8bn.

On the liabilities side, there has been a fall in liabilities to banks of 3.3% to €121.0bn but an increase in liabilities to customers of 3.5% to €164.8bn. Inflows largely comprised sight deposits and time deposits for up to one year. Securitized liabilities fell by 11.9% to €181.2bn. The negative fair values attributable to derivative hedging instruments rose – in parallel with the assets side – by 15.4% to €17.1bn, while liabilities from trading activities rose by 29.8% to €91.2bn.

Capital ratios still at a high level

Subordinated capital has increased slightly over the course of the year by 2.4% to €11.3bn. This involved boosting subordinated liabilities by 6.6% to €10.1bn, while profit-sharing certificates dropped by 16.0% to €1.1bn. Hybrid capital also fell by 4.6% to €3.3bn.

There are a number of differing developments influencing the 4.4% drop in equity to €15.4bn when compared to the end of 2007. Whilst subscribed capital and capital reserves remained virtually unchanged and retained earnings only fell by an negligible amount, the revaluation reserve dropped from €903m to minus €625m. This development is partly a result of the mark-to-market valuation of our fixed-income portfolio and partly of the poorer performance of share prices. Valuation from cash flow hedges rose from €34m to €359m; the reserve from currency translation improved significantly from €-34m to €60m. The consolidated surplus in the first half of the year of €1,097m was set off by the dividend of €657m paid out of the consolidated surplus for 2007.

Risk-weighted assets dropped by 7.9% to €218.6bn; amongst other factors, the transition to Basel II contributed to this. Despite the fall in equity, the core capital ratio has accordingly risen since the end of 2007 from 6.9% to 7.4%; our own funds ratio improved from 10.8% to 11.3%. Both ratios are therefore at the top end of our target range of 6.5% to 7.5% and 10.5% to 11.5% respectively.

Segment reporting

We have reorganized our activities in Central and Eastern Europe owing to the growing importance of this region for our business. Previously part of *Mittelstandsbank* for organizational purposes, all branches and subsidiaries in Central and Eastern Europe have been brought together under a separate holding company with its own management and reporting system. Since January 2008 we have been reporting on six operating segments, and the comparative figures for previous years have been adjusted accordingly. Furthermore, the application of the Basel II regulations to capital commitments has led in some cases to substantial shifts between the segments.

Details on the composition of the segments and the principles of our segment reporting are set out on pages 35 and 36 of this report.

Record quarter for Private and Business Customers

The segment again stayed on its successful track, achieving the best quarterly results in its history. The number of customers rose by a net 166,000, following an increase of 100,000 in the first quarter.

Net interest income reflects the pleasing growth in customer deposits; it reached a figure of €672m for the first six months of this year, 5.5% higher than for the same period in 2007. We only needed to allocate a much lower amount than in the previous year to loan loss provisions. Despite the weakness of the equity markets, net commission income of €800m was almost as high as for the first six months of 2007. Despite growth initiatives by the branches and at comdirect, the 0.9% rise in general administrative expenses was kept under tight control.

Operating profit of €304m exceeded the figure for the previous year by 22.1%. On the basis of almost €1bn less equity committed, the operating return on equity was 39.1% compared to 19.8% for the previous year. The cost / income ratio of 73.7% remained at virtually the same level as the previous year.

Mittelstandsbank makes its biggest contribution to the Group's results

The growth programmes are also taking hold at *Mittelstandsbank*. Since the beginning of this year alone, we have gained more than 4,000 new customers. Net interest income rose strongly compared with the same period in the previous year, by 14.4% to €588m. The reason for this was a significantly increased volume of deposits and loans. Loan loss provisions remained at a very low level. Despite the difficult market conditions, net commission income also improved by 4.7% to €289m. Strict management of costs led to general administrative expenses only rising slightly, by 3.8%, although we are constantly investing in growth programmes.

We increased operating profit by 20.8% over the very good first half of 2007, to €477m. Owing to the higher average amount of equity committed, operating return on equity of 35.3% stayed at the level of the previous year. The cost / income ratio improved from 46.9% to 43.8%.

Growing number of customers also in Central and Eastern Europe

Growth in this segment has continued to be dynamic; BRE Bank's success in retail and corporate customer business is undiminished and it remains on track to expand further. It has increased the number of customers in the year so far by 225,000; Bank Forum has gained 23,000 new customers. Commerzbank in Budapest and CB Eurasija in Russia also produced solid contributions to the Group's results. Net interest income for the first half of 2008 rose sharply by 52.5% over the same period in 2007 to €273m. The segment raised its loan loss provisions; the main reason for this was the inclusion of Bank Forum in the income statement. Net commission income rose by 19.8% to €103m. Owing to business expansion, including that at mBank in the Czech Republic and in Slovakia, general administrative expenses rose sharply by 44.3% to €251m.

Operating profit for the first six months of this year reached €215m, a remarkable 53.6% more than a year earlier. As almost twice as much equity was committed, operating return on equity fell from 35.3% to 28.7%. The cost / income ratio of 49.3% was somewhat better than in the previous year.

Solid trading profit for Corporates & Markets

The overall performance of Corporates & Markets in a difficult market environment was satisfactory. Net interest income for the first six months of 2008 rose by 10.7% to €218m, while net commission income dropped by 26.4% to €78m. At €519m, trading profit almost came up to the excellent figure achieved in the first half of 2007. This was mainly driven by the Fixed-Income business, of which credit trading is worthy of mention: this came back into the black in the second quarter. The consequences of the crisis on the financial markets continued to be felt: higher valuation allowances for the New York branch had to be allocated to loan loss provisions, and more impairments on American securities had a negative impact on net investment income. However, the situation eased in the second quarter compared to the first three months for Commerzbank. At €521m, general administrative expenses were slightly lower than for the first half of 2007.

After an operating profit of €-50m in the first three months of 2008 we can report – after a good second quarter – a positive €82m for the first half year, compared to €383m in the previous year. With only a slightly higher average amount of equity committed, the operating return on equity declined to 7.1% after 34.6% a year ago. The cost / income ratio rose from 56.4% to 74.7%.

Commercial Real Estate still affected by the financial crisis

We are not satisfied with the developments in Commercial Real Estate. Additional impairments of €119m on our American RMBS portfolio and the valuation allowance on a specific exposure mentioned earlier had a negative impact on results. Overall the quality of the commercial real-estate lending portfolio is very high; 92% of the global portfolio is "investment grade" (of which USA 98%, UK 95%).

The volume of new business in the first half of 2008 was two-thirds lower than over the same period in the previous year, as we have set stricter criteria for granting loans in view of the market situation. Net interest income rose slightly by 0.7% to €425m, while our success in raising net commission was somewhat better, namely by 4.1% to €203m. General administrative expenses fell by 7.9% to €256m.

Having still been in a position to report a profit for the first quarter, the heavy negative factors produced an overall loss for the first half of 2008 amounting to €165m.

The figure in the previous year was a profit of €317m. With around €800m less equity committed, operating return on equity was -9.6% compared with 15.0% in the previous year. The cost / income ratio rose from 41.3% to 58.3%.

Improved performance by Public Finance and Treasury

The figures show that the consistent reduction in risk at Hypothekenbank in Essen that led to losses, especially in the first three months of this year, already had a positive effect in the second quarter. As the result of the prior closing of loss-making positions, net interest income at Essen Hyp improved significantly again, producing higher net interest income. The same result was achieved for trading profit after closing out the CDS portfolio in the first quarter. The sharp rise in general administrative expenses of almost 70% year-on year is the result of booking the above mentioned costs of Essen Hyp's integration into Eurohypo.

Having had to report an operating loss of €-144m for the first three months, we achieved a profit in the second quarter of €26m. For the first half of 2008 overall, we are reporting a loss of €-118m following a profit of €95m a year earlier. Operating return on equity fell from 16.2% to -21.0% – with the average amount of equity committed virtually unchanged. The restructuring expenses shown under the segment reporting were already set aside in the first quarter.

Key figures of the Commerzbank Group

With the average amount of equity committed up by €1.1bn, operating return on equity for the Commerzbank Group as a whole came to 12.6%. It was 29.5% for the record first half of 2007. The cost / income ratio rose from a very good 53.9% to 64.1%. The return on equity on the consolidated surplus attributable to Commerzbank shareholders stood at 16.4% (previous year: 22.2%).

Forecast

The following comments should always be read in conjunction with the Business and Economy section of this interim report as well as the Outlook section of the 2007 annual report.

Future economic situation

Despite the significant easing in monetary policy, we do not expect a sweeping recovery in the US economy in the near future. The negative after-effects of the subprime crisis will continue to be a drag on growth until well into 2009. The economic outlook in Germany has also worsened recently. Although the healthy start to 2008 means that growth of some 2% should be achieved, the tempo is likely to be much lower in the second half of the year. As inflation rates in Germany and in the eurozone are likely to be high again over the coming months, the ECB is unlikely to react to the weaker state of the economy with an early cut in interest rates.

Future situation of the financial industry

The sectoral and competitive environment in which Commerzbank is operating still remains under pressure. The effects of the financial crisis continued to spread out in the second quarter of 2008. According to an analysis by Bloomberg (July 21, 2008), the cumulative amount of write-downs by banks as a result of the subprime crisis came to USD 447bn. As recently as the end of 2007, this figure was USD 181bn. To cushion the erosion of their equity, banks have had to raise new capital amounting to USD 331bn – despite the introduction of the Basel II regulations, which meant, at least for many European banks, a reduction in their core capital adequacy requirements.

All in all, the financial crisis has not yet come to a halt and will also negatively influence the second half of the year. This is because we can now feel the effects on the real economy in Europe. And these in turn have more negative effects rebounding on the real estate markets. Accordingly, real-estate prices in many European markets are likely to fall and loan defaults at banks to rise. We already saw credit risk provisions rising in the second quarter. But we should not forget that the full amount of impairments reported to date that arose from the subprime crisis will not necessarily stand, and we may yet see write-ups in the future.

Financial outlook for the Commerzbank Group

Financing plans

Following another sharp rise in the costs of refinancing on the capital markets in the first quarter of 2008, the market quietened down somewhat towards the end of March. However, there was another rise in the cost of refinancing for

unsecured capital market issues and subordinated capital issues (TIER II) in the middle and at the end of the second quarter. As well as the sharp rise in refinancing costs as a result of the quality and assessment of financial stocks, market interest rates have also risen as a result of the higher inflation risk and the rate hike by the ECB.

For the remainder of 2008, our expectations are unchanged for an uncertain market environment and costs of refinancing on a high level. Owing to its manifold opportunities for refinancing, for example via *Pfandbriefe*, the Commerzbank Group is, however, hardly affected.

In the second quarter of the year, the Group's funding plan was cut to a requirement of less than €25bn. The reason for this is the sharp rise in the volume of customer deposits and adjustments to our planning for new public-finance business. We continue to expect that around two-thirds of the requirement will be met by covered bonds – primarily *Pfandbriefe*. We succeeded in raising unsecured funding through private placements as planned. We have met more than 75% of the requirement for subordinated capital – partly through private placements. And approx. 75% of the plan for placing mortgage *Pfandbriefe* has already been fulfilled in the first half of the year. A special mention should be made of the jumbo *Pfandbrief* here, besides the regular issues in the domestic market. Eurohypo again demonstrated that it deserved its position as a benchmark issuer with its success in placing a ten-year €1bn jumbo *Pfandbrief*. This transaction was significantly oversubscribed.

Issue profile as of June 30, 2008


33% Senior unsecured bonds
8% Subordinated issues
10% Public-sector *Pfandbriefe*
4% Lettres de gage
44% Mortgage *Pfandbriefe*

Planned investments

With respect to planned investments there are no changes from the plans announced in the 2007 annual report.

Liquidity outlook

The market environment was once again volatile in the second quarter, partly driven by expectations of interest-rate increase as well as the actual step taken by the European Central Bank. Volatility in almost all market products is at a high for the year. Following the interest-rate hike by the ECB, the Euribor-Eonia spread narrowed – for instance the 3-month Euribor-Eonia spread dropped from 85 to 60 basis points at the end of July.

Even the measures by the Federal Reserve Bank and the Bank of England to extend funding opportunities by accepting other securities failed to ease tension on the markets.

Despite the ongoing market disruptions, we continue not to expect any effects on our own liquidity situation – one of the reasons being the strong inflows of customer deposits. Our detailed liquidity management is based on an internal liquidity risk management model. As we did throughout 2007, we continued to hold key liquidity under the standardized approach provided in the Liquidity Regulation – until the end of 2007 the so-called Principle II – constantly at a comfortable level in the first two quarters of 2008. Our target corridor for Commerzbank's key liquidity lies between 1.08 and 1.15. The actual figure as at the end of the first half of 2008 stood at 1.21.

General statement on the outlook for the Group

Thanks to our balanced business model and risk-conscious investment policy in the first half of 2008, Commerzbank has come through the financial crisis well. Against the background of the exceptional situation on the financial markets, we continue to represent the view expressed in May that it could be very difficult to reach the good result of the previous, not taking into account tax income.

Our goal remains to further expand our stable customer business and aggressively to take advantage of market opportunities. At the same time we are continuing to take steps to reduce risk in our business divisions. Where necessary this also includes restructuring specific business models. Overall, Commerzbank remains on track and we are sticking to our medium-term goal of an after-tax return on equity in excess of 15%.

I. Risk-oriented overall bank management

1) Risk management organization

The crisis in the financial markets has demonstrated once again that risk transparency and independent risk measurement are critical success factors for the professional management of banking risks. The crucial tasks of risk management are therefore the same as always: identification of all significant risks and risk drivers, independent measurement and assessment of these risks, and risk / return-oriented management within the Commerzbank Group on the basis of these results and assessments.

Risk is defined by Commerzbank as the risk of potential losses or profits foregone, a risk that can be triggered by internal or external factors. Risk management distinguishes between quantifiable risks – those for which a value can normally be given in annual financial statements or in commitment of capital – and unquantifiable risks.

For a more detailed explanation of the way risk management is organized at Commerzbank, please see our 2007 Annual Report. There have been no significant changes in organizational and reporting structures since the last management report.

2) Risk-taking capability

Risk-taking capability is monitored by comparing the Commerzbank Group's aggregate bank-wide risk (measured as economic capital at a confidence level of 99.95% and a holding period of one year) with the capital available to cover risk (primarily equity components). The goal of this comparison is to establish whether Commerzbank is in a position to identify potential unexpected losses and to cover them from its own funds without serious negative business consequences.

In accordance with Commerzbank Group guidelines there must be a buffer of at least 20% in the base case between available capital for risk coverage and economic capital, excluding diversification effects between risk categories. As part of the Bank's overall risk strategy, the capital buffer requirement has been broken down into specific sub-targets for individual portfolios. All buffer targets were met throughout the reporting period.

In the context of a dynamic analysis, various risk-specific and multi-risk stress and scenario analyses are performed. In particular, negative economic and market developments are simulated along with their impact on the relevant risk drivers and parameters, and the consequences for Commerzbank portfolios are analyzed and action plans determined. The aim of this analysis is to guarantee Commerzbank's risk-taking capability even in cases of stress. In other words, consumption of economic capital must not exceed the available capital for risk coverage, even in a stress situation. In addition, the restriction of risk appetite based on the medium-term profitability of the segments plays a key role in determining the operational risk parameters, especially the EL and VaR limits (see also the 2007 Annual Report).

Risk-taking capability for the Commerzbank Group
in € bn as per June 2008


6.9
9.3
4.6
3.0
1.2
0.5
16.2
17.4
Buffer
60%
(61%)
47%
(48%)
7%
(17%)
Target buffer 2008
>30 %
>20 %
>0 %
Economic capital incl. diversification effects between risk categories
Economic capital – Credit risk
Economic capital – Market risk *
Economic capital – Operational risk
Economic capital – Business risk
Stress test for economic capital
Capital available for risk coverage
Values in parentheses: December 2007
* incl. credit-spread risks in trading and banking book (excl. cover pools)

II. Risk management

1) Default risk

Credit risk management

This management process is based on two parameters: unexpected loss (UL) and expected loss (EL). While the analyses of risk-taking capability (stress on equity) and risk appetite (stress on the income statement) based on unexpected loss (= economic capital consumption) determine strategic orientation and also serve to limit bulk risks, operational implementation of risk management is based on expected loss limits. These limits are easy to implement in day-to-day operations, and in addition EL is the key parameter for systematic risk / return-adjusted pricing. The starting point for monitoring and managing default risk under Basel II is exposure at default (EaD).

EaD, EL and risk density (EL / EaD) by segment (including the trading book, exluding the default portfolio):

	Exposure at Default in € bn		Risk Density in bp		Expected Loss in € m		EL Limit in € m	
	30.6.2008	31.12.2007	30.6.2008	31.12.2007	30.6.2008	31.12.2007	30.6.2008	31.12.2007
Private and Business Customers	58.7	61.6	41	40	239	246	241	241
Mittelstandsbank	79.4	80.2	31	30	250	241	261	241
Central and Eastern Europe	25.2	19.3	69	61	174	117	167	127
Corporates & Markets	78.6	86.2	17	15	130	132	138	138
Commercial Real Estate	83.1	85.5	28	28	231	239	260	260
Public Finance and Treasury	201.1	214.3	3	3	56	59	63	63
Others and Consolidation	6.8	10.4	8	13	5	13	10	10
Group	**532.9**	**557.6**	**20**	**19**	**1,085**	**1,047**	**1,140**	**1,080**

2007 figures adjusted to current structure; see also segment report in the notes to the financial statements

In spite of a decline in EaD, EL rose by 4% in the first half of the year. This is explained by the first-time inclusion of the Ukrainian Bank Forum in the Commerzbank limit management system as of June 2008 with a EL of €51m. The CEE limit, which was raised by €40m in the process of integrating Bank Forum, is slightly over-restrictive due to the strong growth in the entire region and the historically high risk density of Bank Forum. As the result of the introduction of modern risk management procedures and structures, we are confident that we can progressively reduce Bank Forum's risk density to a significant degree. In addition, we have created an additional EL limit margin of €20m for *Mittelstandsbank*. With the selective expansion of the German *Mittelstand* business we increasingly focus on risk mitigating measures.

Private and Business Customers segment

The reduction of approximately €2.9bn in the overall portfolio of the Private and Business Customers segment in the first half of the year is in line with expectations and will continue throughout 2008 as a result of a strict focus on new value-creating business. We will ensure that risk costs are covered and our profitability targets are met through product-specific systematic pricing based on the AIRB capital commitment approach. The slight increase in risk density reflects the strategic change in the portfolio mix.

Mittelstandsbank segment

With a slight decline in EaD of just under 1% and at the same time a slight rise in risk density, the performance of this segment continues to be positive. The Corporates Germany core business was a determining factor in this positive trend with a €3bn increase in EaD to €60bn and a 2bp lower risk density. Given the prospect of a noticeable slowdown in economic activity in Germany, we expect an increase in risk density with only a minor impact on our profits. Financial Institutions is essential for any increase in risk density. It is this area which is affected by the inclusion of transfer risks in the context of Basel II and weakened credit ratings due to the financial crisis, measures have been taken to reduce the Financial Institutions exposure.

Exposure at Default
in € bn as per June 2008


59 (62)
35 (37) Residential mortgage loans
5 (6) Investment properties
9 (9) Individual loans
5 (5) Consumer loans
1 (1) Installment loans
3 (3) comdirect bank
<1 (1) Other

Values in parentheses: December 2007

Risk density
in bp as per June 2008


34 (34)
44 (48)
68 (64)
37 (32)
131 (138)
11 (5)

Private and Business Customers 41 (40) bp

Exposure at Default
in € bn as per June 2008


79 (80)
60 (57) Germany
4 (4) Asia
15 (19) Financial Institutions

Risk density
in bp as per June 2008


32 (34)
35 (24)
29 (19)

Mittelstandsbank 31 (30) bp | Values in parentheses: December 2007

institution and is at market level. The expansion of our market share in the Central and Eastern Europe (CEE) segment continues to be one of our main goals. Within the context of a credit-oriented growth policy, however, it must be possible to maintain risk density at the current level and to continue to optimize it wherever possible. We have been able to do this in the first half of this year – with the exception of CB Budapest, where the economic environment, parameter adjustments and the effect of the SME business play a big role. Although the CEE segment currently accounts for only about 5% of Commerzbank Group exposure at default (EaD), Central and Eastern Europe already account for 16% of the our expected loss (EL). The dynamic growth in the region creates special challenges when it comes to early recognition of risks, and the high proportion of foreign currency loans in Retail and Corporates will be a particularly challenging problem for us in coming years.

Central and Eastern Europe segment

BRE Bank, the third largest universal bank in Poland, plays a key role in Commerzbank's Eastern European activities, which have been combined since early 2008. The establishment of Commerzbank risk culture, risk processes and risk systems at BRE Bank will be rounded out by AIRB certification, which is scheduled for 2009. We will also utilize the experience gained in Poland to institute Commerzbank standards as soon as possible at our most recent Eastern European investment – Bank Forum in the Ukraine. Through our modern risk management systems and processes we hope to permanently reduce Bank Forum's risk density. The starting value is based on the previous charges against this

Corporates & Markets segment

The strategic reduction in exposure in the Markets is responsible for the significant decline in EaD (by about €7.5bn) in the trading book. Additional effects result from improvements in risk-measuring methods. The calculation of potential future exposures in the equity derivatives book, for example, was replaced by a more selective simulation approach.

On the whole, our defensive credit risk strategy in response to the economic slowdown in Western Europe and the difficult economic environment in the United States has been effective. The risk density in North America, for

Exposure at Default
in € bn as per June 2008


25 (19)
18 (14) BRE Bank
2 (2) Commerzbank Eurasija
2 (2) Prague Branch
1 (1) Commerzbank Budapest
2 (–) Bank Forum

Risk density
in bp as per June 2008


52 (61)
46 (55)
30 (35)
110 (100)
300 (–)

Central and Eastern Europe 69 (61) bp | Values in parentheses: December 2007

Exposure at Default
in € bn as per June 2008


79 (86)
17 (18) Western Europe
11 (9) North America
16 (19) Multinationals
35 (41) Markets

Risk density
in bp as per June 2008


31 (31)
28 (46)
11 (11)
9 (4)

Corporates & Markets 17 (15) bp | Values in parentheses: December 2007

example, was significantly reduced in the first half of the year as the result of a different portfolio mix (growth primarily in the secured lending area).

Commercial Real Estate segment

92% of the performing portfolio remain in investment grade in spite of a noticeably weakened market; this also applies to the regional markets in focus such as USA (98%), UK (95%) and Spain (87%). Since the beginning of the year, EaD has been lowered by a further reduction in the German non-core book and by a risk-oriented smaller volume of new business by approximately €1bn. The volume of new commitments in commercial real estate financing was reduced to €7.7bn, whereas in the comparable period – 2007 – it was still at a level of €22.5bn. In view of the persistently difficult situation in the real-estate markets in Spain, the UK and the United States and the sharply limited opportunities for syndication and securitization, our strategic goal for 2008 has been to significantly reduce new business. We are much more restrictive in our credit lines based on our expectations of charges in the commercial real-estate markets, which frequently lag behind the general trend – even though the risk density is still stable in many parts of the portfolio and has even improved slightly in a number of regions

Exposure at Default (EaD) – Regions
in € bn as per June 2008



83 (86)
40 (40) Germany
8 (9) United Kingdom
5 (5) France
6 (8) Spain
3 (3) Italy
10 (10) Rest of EU
6 (6) USA
5 (5) Other

Risk density
in bp as per June 2008



34 (39)
22 (22)
17 (18)
26 (14)
19 (19)
15 (14)
19 (24)
35 (18)

Commercial Real Estate 28 (28) bp | Values in parentheses: December 2007

Exposure at Default (EaD) – Property types
in € bn as per June 2008



83 (86)
29 (30) Office space
21 (19) Commerce
13 (13) Residential real estate
4 (4) Hotels
4 (4) Markets, exhibition centres, warehouses
3 (3) Construction sites
11 (13) Other

Risk density
in bp as per June 2008



24 (22)
19 (15)
37 (41)
29 (28)
26 (27)
22 (32)
44 (48)

Commercial Real Estate 28 (28) bp | Values in parentheses: December 2007

where the fundamental data are totally positive. Nonetheless, scenario analyses lead us to expect increasing risk densities in all areas except Germany in the second half of the year. We are focusing to a greater degree on proactive portfolio management, which has additional potential for proactive risk management in conjunction with the renewal business and timely covenant testing (Loan to Value – LTV and Interest Coverage Ratio – ICR). We have systematically dealt with the strains resulting from the current environment, especially on our Spain portfolio, in conjunction with our Intensive Care Management approach. As a result of extensive portfolio reviews, we have identified a number of commitments as substandard and problem loans and are working on a specific workout solution. The sharp increase in risk density for "Other countries" results primarily from the emerging markets portfolios (first-time inclusion of transfer risks).

As the result of the withdrawal of many competitors from the CRE business, there are now attractive business opportunities, even in a climate of much tighter lending standards, and this means that the margins have also widened significantly, even with low loan-to-value ratios. The sharply reduced new business therefore shows a much better risk / return profile than it did a year ago. At that time we were more dependent on fee income in the area of securitization and syndication. Both for new business and in port-

folio management, we are systematically applying the "look-through" approach for each transaction, regardless of product type, region, asset class or level of the targeted syndication volume. The volume in our syndication pipeline has shrunk in the last half year:

Syndication Pipeline CRE
in € bn


12/2007
4.7
06/2008
3.3

CMBS Pipeline CRE
in € bn


12/2007
2.8
06/2008
2.1

The loans in our portfolio that are secured by a property charge or mortgage are characterized throughout by solid LTVs. In the United States, for example, the LTVs in the secured lending business are within a range of 65% to 75%. In the UK and Spain as well as in our core business in Germany, we also finance LTVs generally from 65% to 75%. We do only exceed that level in case of top-quality properties, long-term secured cash flows, additional collateral and/or recourse to sponsors with good credit quality. In emerging markets, LTVs are generally between 60% and 70%. In these markets we only finance top properties in excellent locations.

Our property financing transactions also have very solid ICRs, also applying to the Hot Spots UK, Spain and USA. The covenant limits are strictly monitored on a case-by-case basis. Covenant breaks simulated by stress tests have shown the soundness of our credit portfolios. Because of market conditions, the favorable LTV structure shown below will probably weaken further in conjunction with the real-estate evaluation that is carried out at least once a year for each individual commitment, but we will keep a very close eye on loans with a tight ICR or LTV.

The tables shown below do not include "corporate loans" in the CRE segment – the loans that are extended on large real-estate portfolios (e.g. REITS, funds, etc.) solely against financial covenants or pledged shares. The exposure in the performing portfolio is €4.9bn (December 2007: €7.0bn). The United States currently accounts for €2.4bn of this total (primarily REITS), while the UK and Spain each account for €0.6bn. All corporate loans have now been classified as exceptions to policy, and even renewals are only undertaken when the risk profile is above average.

Rating structure of corporate loans CRE (performing loans only)
in € bn


1.0 – 1.8
1.2
1.4
2.0 – 2.8
5.6
3.1
> 2.8
0.2
0.4
12/2007
06/2008

Now that there have been market value reductions (primarily income-based) of as much as 15-20% in the commercial real estate markets in the last twelve months in the US, Spain and in London, we expect that there will also be further market reductions of approximately 10-20% in these markets in the next twelve months depending on location, type of use and leasing situation. Regarding the quality of objects in our portfolio we expect only minor impacts.

Loan to Value – USA / UK / Spain
(stratified representation)


USA
LTV Band
>100%
80% - 100%
60% - 80%
12% (12%)
40% - 60%
27% (28%)
20% - 40%
30% (30%)
0% - 20%
31% (30%)
portfolio exposure
UK
LTV Band
>100%
80% - 100%
1% (1%)
60% - 80%
9% (8%)
40% - 60%
19% (21%)
20% - 40%
35% (34%)
0% - 20%
36% (36%)
portfolio exposure
Spain
LTV Band
>100%
80% - 100%
1% (1%)
60% - 80%
10% (6%)
40% - 60%
22% (21%)
20% - 40%
30% (32%)
0% - 20%
37% (40%)
portfolio exposure

LTVs based on market values; excl. margin lines and corporate loans; additional security not taken into account | Values in parentheses: March 2008

On the other hand, we view the German market as quite stable, and we expect some positive market value trends in top locations in the emerging markets (such as in Moscow). We anticipate further adverse changes in LTV and ICR and also covenant loans in the three critical markets, and for this reason we have adopted a very selective and conservative risk strategy for the foreseeable future.

Public Finance and Treasury segment

The Public Finance segment currently includes the entire Essen Hyp portfolio (including its real estate and financial institutions business). The EaD of Essen Hyp was reduced by about €11bn and the EaD of Public Finance Eurohypo was reduced by about €9bn in the first half of 2008, while the risk density remained constant. With the gradual merger of Essen Hyp into Eurohypo in 2008 and the further development of corporate strategy for this segment, the composition of the portfolio will continue to be optimized from a risk / return standpoint. The business focus will be on liquid assets, smart deal structuring (such as public private partnerships – PPP) and a systematic limitation of bulk risks. The increase of EaD of Treasury results from a building up of the liquidity portfolio.

Exposure at Default
in € bn as per June 2008


201 (214)
95 (104) Public Finance Eurohypo
76 (87) Essen Hyp
7 (7) EEPK
23 (16) Treasury

Risk density
in bp as per June 2008


1 (1)
5 (5)
8 (7)
3 (1)

Public Finance and Treasury 3 (3) bp | Values in parentheses: December 2007

Intensive Care

The newly formed Intensive Care function began its work at mid-year. The goal is to speed up the reduction of existing positions and to further professionalize the workout process by creating a center of competence. In view of current market trends, a special challenge will be to strengthen Intensive Care work for the foreign CRE area. A local Intensive Care Team has already been established in Madrid, for example.

On the Group level, provisions for possible loan losses in the second quarter are shaped by a large bulk risk from the Commercial Real Estate segment, for which we included an amount totaling €250m for specific risk provisioning. Without this special factor, provisions for possible loan losses were at the same level as in the first quarter and in line with our expectations for 2008, which continued to be below €700m, even after the first-time inclusion of Bank Forum. Within the segments, there were some shifts compared with the first quarter. While Private and Business Customers and *Mittelstandsbank* remained more or less constant, the integration of Bank Forum was a special factor that affected Central and Eastern Europe. There has been a lessening of tension in the Corporates & Markets segment compared with the first quarter, which was shaped by portfolio restruc-

Provision for possible loan losses by segment | in € m

	1st quarter 2007	2nd quarter 2007	3rd quarter 2007	4th quarter 2007	Full year 2007	1st quarter 2008	2nd quarter 2008	Difference 2nd to 1st quarter
Private and Business Customers	73	66	58	43	240	40	40	0
Mittelstandsbank	19	9	–48	–48	–68	11	8	–2
Central and Eastern Europe	11	16	10	19	56	17	26	9
Corporates & Markets	13	10	57	55	135	52	42	–10
Commercial Real Estate	39	39	26	11	115	50	298*	248
Public Finance and Treasury	5	7	4	–20	–4	5	0	–6
Others and Consolidation	0	4	0	1	5	0	0	0
Group	**160**	**151**	**107**	**61**	**479**	**175**	**414**	**239**

2007 figures adjusted to current structure; see also segment report in the notes to the financial statements; * including €250m for one special case

turing measures. However, our outlook for this segment for 2008 continues to be restrained due to the recessionary tendencies in the United States. The significant increase in the provision for potential loan losses in the Commercial Real Estate segment is solely the result of the individual case mentioned above. Otherwise provisioning is in line with planned levels. The Public Finance und Treasury segment benefited in the second quarter from a positive risk provisioning trend for the Essen Hyp real estate portfolio.

Performance of default portfolio

in € m | excl./incl. GLLP | June 2008 (additions/disposals vs. December 2007)



Group
87%/94%
5,587
5,392
955
12,691 (3282/1845)
11,934
PBC
92%/99%
1,426 1,460
247
3,151 (465/475)
3,133
MSB
80%/89%
1,649 710
272
2,949 (600/382)
2,631
CRE
86%/89%
2,108 2,948
175
5,864 (2035/795)
5,231
Rest*
93%/129%
726 (182/193)
940
* Corporates & Markets, Central and Eastern Europe, Public Finance and Treasury
Default volume
Collateral
Total loan loss provisions
Total GLLP

The performance of the default portfolio is shaped by various special factors. The increase in the CRE portfolio, for example, is solely due to various foreign commitments, whereas in Germany the successful reduction process was continued. The increase in the *Mittelstandsbank* segment is the result of the fact that in 2008 amortizations will not be entered until the 4th quarter of the year for technical reasons. Our Group coverage ratio weakened slightly due especially to the strong volume additions in the CRE segment, but it continues to be in line with our LGD parameters. Nonetheless, we always undertake an individual risk assessment for significant single cases.

Country risk

When calculating country risk, Commerzbank measures both transfer risks and the region-specific event risks determined by politics and economics that affect a country's individual economic assets. Country risk management includes all the decisions, measures and processes that draw upon the information provided by risk quantification and are intended to influence country portfolio structure in order to achieve business and return-on-investment targets.

Because of rating model adjustments, there was a method-based increase in expected loss and risk density despite a slight decline in exposure in Europe. The EL limits continue to leave plenty of room for strategic expansion of emerging market exposures, although each segment must keep its activities within the corresponding segment-specific EL limit.

At the current time, the risk situation in many emerging markets has also deteriorated as the result of the financial crisis. Risk factors include the high dependence on US business and the increase in oil, commodity and food prices. Countries with high foreign trade deficits, high short-term debt and low currency reserves are especially vulnerable. On the other hand, there are opportunities in commodity-producing countries and countries with a diversified export and economic structure. In conjunction with early risk detection we therefore pay a great deal of attention to limit management on the individual country level.

Exposure to Emerging Markets countries (country rating ≥ 2.0) by region:

	Exposure at Default in € bn		Risk density in bp		Expected loss in € m		EL limit in € m	
	30.6.2008	31.12.2007	30.6.2008	31.12.2007	30.6.2008	31.12.2007	30.6.2008	31.12.2007
Europe (including Turkey)	19.0	20.2	41	31	77	63	133	143
Asia (including Middle East)	4.4	3.8	32	41	14	16	47	52
Africa	2.4	2.1	33	22	8	5	16	16
Central and South America	1.8	1.8	33	50	6	9	32	26
Emerging Markets total	**27.6**	**27.9**	**38**	**33**	**105**	**93**	**228**	**237**

Market risk in the trading book by segment | Value-at-risk (99%, 10 days)

	Corporates & Markets		Public Finance and Treasury		Group excl. investments	
in € m	1.1.–30.6.2008	Full year 2007	1.1.–30.6.2008	Full year 2007	1.1.–30.6.2008	Full year 2007
Minimum	22.1	16.0	11.4	5.2	26.9	21.5
Median	32.7	25.8	18.6	9.1	39.6	33.2
Maximum	46.7	48.3	35.5	54.8	62.2	69.6
End of period	**35.0**	**28.4**	**12.6**	**15.3**	**35.4**	**35.6**

2) Market and funding risk

Market risks

Market risk includes the risk of losses due to changes in market prices (interest rates, spreads, exchange rates, share prices, etc.) or in parameters that affect prices such as volatility and correlations. We also monitor market liquidity risk, which measures the time it takes to close or hedge risk positions.

Value-at-risk (VaR) shows the potential losses that will not be exceeded with a 99% degree of probability for a holding period of 10 days. The table below shows market risk by business segment (trading book risks and currency risks for the banking book) as measured by the internal model certified by BaFin, the German Federal Financial Supervisory Authority. In addition, the credit spread, equity investment and interest rate risks in the banking book, which are reflected in the revaluation reserve, are also subject to internal monitoring and limits (including sensitivity limits).

In the second quarter, the value-at-risk in the trading books returned to the 2007 year-end level. The increase in the Corporates & Markets segment – primarily due to higher market volatilities – was balanced out by position closings and the associated reduction of risk in the treasury.

As a result of rising volatilities, the credit spread risks of the banking book – which are managed for the most part by the Public Finance and Treasury segment and are not included in the internal model – expanded significantly, although in this case EaD is being systematically reduced. A lack of market liquidity and a further decline in secondary market prices have also had a negative effect on the revaluation reserve. However, our regular impairment review has not yet indicated any need for write-downs so that we expect positive effects on the revaluation reserve in the event of a market recovery.

Market risk in accordance with the internal model
as of June 30, 2008


€35.4m
29% Credit Spread
14% FX
16% Equity
38% Interest Rate
2% Precious Metals

Funding risks

Funding risk refers to the risk that Commerzbank will be unable to meet its current and future payment obligations as and when they fall due (liquidity risk).

With the internally developed liquidity risk measurement approach, the available net liquidity (ANL) for the next twelve months is simulated on the basis of contractual and economic cash flows and compared with disposable assets. The results are then used to produce forecasts for trends in liquidity at different aggregation levels such as currencies, products or business units. The model is supplemented by comprehensive stress analyses.

In the base scenario, which is the extrapolation of the current market situation, the Commerzbank Group did not exceed its limit during the first half of the year. It was in a comfortable liquidity situation at all times.

The stress scenarios were revised and intensified to take into account the subprime crisis and the resulting changes is risk perception. In order to maintain a comfortable liquidity level at all times, even under these very improbable scenarios, the liquidity portfolio was further increased. In addition, there is an emergency plan in the form of a mechanism for reducing assets that can be quickly implemented in the event of a stress case. The monitoring and escalation process was also tightened in connection with various early warning limits. Our liquidity risk model is currently in the process of being certified by the regulator, the goal being to obtain a waiver for Principle II.

3) Special portfolios

In accordance with recommendations issued by the Financial Stability Forum (FSF) on April 7, 2008, and the report entitled "Leading-Practice Disclosures for Selected Exposures" issued by the Senior Supervisory Group (SSG) on April 11, 2008, we have compiled the following portfolio data. We are thus complying with a BaFin and Deutsche Bundesbank recommendation that banks issue reports in accordance with SSG recommendations beginning with the mid-year results.

Monitoring, management and valuation of secondary market ABS portfolios (including subprime)

- Investor positions

The volume of ABS credit risks in the banking book based on market values totaled €11.3bn as of June 30, 2008 (March 31, 2008: €11.3bn), with an additional €1.9bn in the trading book (March 31, 2008: €2.1bn) subject to a daily mark-to-market valuation. All assets have been fully consolidated in the balance sheet of Commerzbank Group for many years and are subject to ongoing risk monitoring. The following table shows strains on profit:

in € m	2007	1st quarter 2008	2nd quarter 2008	1st half 2008
Impairments AfS / trading book	695	244	170	414
Loan loss provisions	82	34	19	53

While comparing the figures it has to be considered that in 2007 strains on profit mainly resulted from secondary market ABS transactions during second half of 2007.

Most of the government-backed securities are student loans, 97% of which are guaranteed by the U.S. government. ABS bonds guaranteed by monoline insurers are hold only to a very small extent (€ 0,1 bn). After write-downs totaling €135m on the secondary market ABS portfolio (excluding subprime) in the first quarter of 2008 write-downs totaling €36m were made in the second quarter of 2008. Additional €19m were booked as provision for potential loan losses (first quarter: €34m). The further impairments on our ABS portfolio we booked in Q2 are adding up to €36m. This amount splits equally into €18m write down on our corporate CDO portfolio and €18m on several other ABS products. The corresponding figures in Q1 were €116m and €19m respectively.

Rating structure of banking book (market values)


AAA 75% (76%)
AA 10% (10%)
A 7% (5%)
≤ BBB 7% (9%)

Rating structure of trading book (market values)


AAA 78% (79%)
AA 9% (9%)
A 7% (6%)
≤ BBB 6% (6%)

Values in parentheses: March 2008

Breakdown of underlying by product
Market values in € bn


13.22 (13.37)
5.83 (5.66) Government-backed
0.07 (0.06) Monoline-wrapped
0.17 (0.14) Consumer ABS
0.07 (0.12) CRE US
1.29 (1.14) CRE EU
0.20 (0.14) SME CDO
1.47 (1.74) CDO Corporates
0.03 (0.04) US Housing CDO
0.36 (0.48) US RMBS
1.65 (1.55) Non-US RMBS
0.18 (0.26) Other
1.90 (2.05) Trading book

Values in parentheses: March 2008

Breakdown of underlying by region
Market values in € bn


13.22 (13.37)
2.44 (2.39) UK / Ireland
1.94 (1.81) Spain / Portugal
1.01 (1.00) Germany
0.81 (0.89) Italy
0.73 (0.77) Benelux
0.92 (0.55) Pan-European
0.53 (1.04) Other
4.83 (4.93) USA

Values in parentheses: March 2008

Portfolio by maturity
in years, in € bn


< 1 0.3
1-2 0.4
2-5 3.6
5-7 2.7
7-10 2.8
10-15 1.8
15-20 1.1
20-25 0.0
> 25 0.2
Rest 0.3

Overview of subprime portfolio (incl. Alt-A positions)

The total volume of subprime underlying assets in the Commerzbank Group based on nominal values stood at €1.3bn as of June 30, 2008 (thereof subprime €1.1bn, Alt-A €0.2bn) after €1.5bn as of December 2007 (thereof subprime €1.2bn, Alt-A €0.3bn – the decline being due to currency changes and selective sales). Approximately one third of the total is held in the form of collateralized debt obligations (CDO) at the New York branch, and about two thirds are held as residential mortgage-backed securities (RMBSs) by Eurohypo and CB Europe. Since market conditions continue to be difficult we assume that delinquency rates in the US subprime market will increase further, which will increasingly affect Eurohypo's RMBS tranches. An impairment totaling €134m was therefore posted in the second quarter of 2008, following an impairment of €109m in the first quarter. The current market value of our portfolio is only one fifth of the nominal amount which underlines our conservative evaluation approach.

- Subprime CDO portfolio

The valuation of the CDO portfolio and the defaults in the portfolio are driven primarily by the development of the underlying RMBSs. However, since CDOs are actually securitizations of securitizations and therefore have increased leverage, any deterioration of the portfolio is apparent earlier – especially in the case of junior tranches.

On the basis of internally assigned values, 93% of the CDO portfolio of Commerzbank has already been restated (largely in 2007) or included in the revaluation reserve. Following an impairment of €25m in the first quarter of 2008, an additional impairment totaling €15m was posted in the second quarter. In terms of figures even a total default would only amount to a double-digit million charge against the Commerzbank income statement.

Changes in market values
Values in parentheses: December 2007


Nominal
441 (521)
Impairment
382 (410)
RR
33 (32)
Market value
26 (79)

Vintages
Basis market values


≤ 2004
43%
2005
44%
2006
13%
2007
0%

Rating structure
Basis market values, underlying RMBS


AAA
7% (12%)
AA
37% (27%)
A
5% (19%)
BBB
29% (37%)
BB
8% (5%)
≤ B
14% (0%)

Values in parentheses: December 2007

- Subprime RMBS portfolio

The development and valuation of the RMBS portfolio is a function of both premature repayments (unscheduled repayments) and the default trends of the underlying loans. In the first half of 2008 there was a sustained increase in defaults, and this coincided with a rising loss level due to falling home prices. In addition, unscheduled repayments have continued to decrease in the last few months and have now been below historical levels for some time, also a result of the sustained deterioration in home prices. Both developments together resulted in an increase in the loss expectation for mortgage-backed securities held by Commerzbank in the second quarter of 2008. Following an impairment of €84m in the first quarter of 2008, an additional impairment totaling €119m was charged against earnings in the second quarter. Because of the continuing market volatility and the

Changes in market values
Values in parentheses: December 2007


Nominal
848 (962)
Impairment
348 (165)
RR
272 (258)
Market value
228 (539)

Vintages
Basis market values


2005
81%
2006
19%
2007
0%

Rating structure
Basis market values


AAA
25% (16%)
AA
0% (3%)
A
10% (49%)
BBB
8% (25%)
BB
4% (4%)
≤ B
53% (4%)

Values in parentheses: December 2007

Delinquencies

60 days past due, foreclosure, real estate owned (REO)



40%
35%
30%
25%
20%
15%
10%
5%
0%
Delinquencies 60 dpd+
0 6 12 18 24 30 36 42 48 54 60 66 72 78 84
age in months
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Source: until 2004 Merrill Lynch, since 2005 Barclays

steadily worsening fundamental data for the underlying subprime loans, we are also expecting additional impairments in the second half of the year, but according to current projections they should not be higher than in the first six months.

• Commercial mortgage-backed securities (CMBSs)

The CMBS portfolio of the Commerzbank Group had a market value of €1.8bn as of June 30 (thereof €0.4bn trading book). Since March 31 it has grown by €27m, which can be attributed primarily to opportunistic additional purchases in the UK by Eurohypo. The underlying loans for these bonds were originally granted by Eurohypo, which means that a detailed risk assessment is available. No write-downs were made in the first half of 2008 on this portfolio.

Breakdown by region



€1.8bn
(€1.8bn)
50% (48%) UK / Ireland
21% (22%) Germany
6% (5%) Benelux
6% (7%) Italy
5% (6%) Pan-European
4% (4%) France
7% (7%) USA
1% (1%) Other

Values in parentheses: March 2008

Rating structure

Basis market values



AAA
47%
AA
17%
A
11%
≤ BBB
25%

ABS positions structured by Commerzbank

• Originator positions

In the last few years, Commerzbank and Eurohypo have securitized receivables totaling around €23bn (current volume: €19.8bn), largely for reasons of capital management. Just under €7.8bn still remains on our own books as of the end of June 2008. The first loss pieces of the transactions have a risk weighting of 1.250% and are directly deducted from equity (half each from Tier I and Tier II).

			Commerzbank volume		
Securitization pool in € m	Maturity	**Total volume**	Senior	Mezzanine	First loss piece
Corporates	2013-2027	6,803	5,943	54	112
CMBS	2010-2084	12,338	1,490	93	43
RMBS	2048	517	1	18	0
MezzCap	2036	181	11	7	8
Total		**19,839**	**7,445**	**172**	**163**

• Sponsor positions

Commerzbank has made liquidity lines available for its own conduits (Kaiserplatz, Aspire, MidCaps and Avalong) totaling €1.2bn; a total of €0.3bn had been drawn on these lines as of the reporting date. In addition, Commerzbank has purchased commercial paper totaling €775m in connection with the Kaiserplatz program. Liquidity lines for conduits of other banks total €0.2bn, but had not been drawn on as of the reporting date.

Own conduits in € m	liquidity line	thereof drawn lines
Kaiserplatz	571	24
KP Avalon	267	267
MidCABS	221	15
Aspire	82	18
Sub-Holding-Wide...	48	0
Total	**1,190**	**324**

- Leveraged acquisition finance

The Commerzbank LBO portfolio stood at €3.1bn as of June 2008, including €0.2bn warehouse CLOs and €2.8bn funded commitments (December 2007: €2.9bn, including €2.4 funded commitments) and focuses on Europe (88%). In the first half of 2008 this well-structured portfolio (average lot size about €30m) did not take any write-downs. Our maximum limit of 1% of EaD has proved successful in the current environment.

Breakdown by region


€3.1bn
(€2.9bn)
46% (47%) Germany
9% (8%) Italy
6% (6%) France
5% (6%) The Netherlands
11% (6%) United Kingdom
4% (3%) Spain
7% (9%) Other Europe
12% (15%) USA

Values in parentheses: December 2007

Breakdown by sector


€3.1bn
(€2.9bn)
10% (10%) Metals / Mechanical engineering
12% (8%) IT / Services
7% (8%) Automotive and suppliers
6% (7%) Chemicals and plastics
7% (7%) Healthcare
5% (7%) Electrical industry
5% (5%) Telecommunications
5% (6%) Food industry
4% (7%) Oil and gas
39% (36%) Other*

Values in parentheses: December 2007

* 18 other sectors with shares of < 4%

North American municipal bonds

Public Finance has security investments in the banking book guaranted by monoline insurers that total approximately €5.7bn (as of December 2007: €6.2bn). The chart below shows that the underlying ratings are predominantly in the A range or better.

We have carefully analyzed the underlying assets, and in the case of the municipal bonds we do not see any need for impairment further on due to good quality.

Exposure based on underlying rating
in € bn


Aa1
0.2 (0.2)
Aa2
1.5 (1.6)
Aa3
1.1 (1.2)
A1
0.7 (0.8)
A2
0.9 (0.9)
Minimum rating for new business since 08/2007
A3
0.4 (0.4)
Baa1
0.2 (0.2)
Baa2
0.6 (0.6)
Baa3
0.2 (0.2)

Values in parentheses: December 2007

4) Operational risks

Operational risk is defined in accordance with the Solvency Regulation as the risk of loss resulting from the inadequacy or failure of internal processes, systems and people or from external events. This definition includes legal risks; it does not cover reputational risks or strategic risks.

Expected Loss – by loss event
in € m


59 (60)
28 (29) Procedural errors
13 (14) Product-linked losses
13 (12) External fraud
5 (6) Other

Values in parentheses: December 2007

In the first half of 2008 operational risk losses (not including legal risks) totaled €27m (2007 overall: €61m), and provisions for ongoing litigation were reduced by €10m (2007 overall: €74m in new provisions).

5) Other risks

In terms of all other quantifiable and non-quantifiable risks, there were no significant changes in the first half of 2008 compared with the position reported in detail in the 2007 Annual Report.

III. Main developments in risk management

Capital adequacy under Basel II

Commerzbank reported its capital position in accordance with the Basel II regulations for the first time in the first quarter of 2008; the implementation of the new rules and regulations – the AIRB approach for credit risks and the AMA approach for operational risks – is being continued as of 30 June 2008. The discharge of risk assets compared to the old Grundsatz I is still in the double-digit percentage range, in spite of the additional capital charge for operational risks. Further possibilities for equity optimization are being continually analyzed in order to realize their full potential under Basel II.

Outlook

- **Market risk:** As a result of the continuing uncertainty in the financial sector and the weakening economy, we expect the market environment to remain volatile for the rest of the year (tendency for credit spreads to widen, particularly for weaker risks, high volatility on the equity markets with the risk of price setbacks, etc.). With regard to the Public Finance & Treasury segment, we assume that the negative effects of credit spread risk have largely bottomed out. In the area of non-strategic investments, the risks are being systematically reduced. In the Corporates & Markets segment, we are following a risk-conscious policy and remaining within the VaR limit of €15m with moderate usage, and we are generating trading income at the budget level. Outside the ABS area, we are therefore not seeing any "legacies" from the financial market crisis.

- **Loan loss provisions:** In the second quarter we set up a risk provision totaling €250m for a special case in Commercial Real Estate. Aside from this special case and despite a market-related increase in expected loss, we are still optimistic that we will be able to reach our ambitious goal of net risk provisioning totaling €700m, even when Bank Forum is included in the base case. The further growth of the foreign CRE portfolio (especially in the markets closely monitored by risk management such as Spain, the UK and the US) will have a significant impact on the downside case.

- **Impairments on AfS positions:** We are not expecting any recovery in the ABS markets due to the great uncertainty on the part of investors and the default losses in the US subprime markets, which continue to increase. Following impairments totaling €398m in the first half of the year, we are confident that the total impairments in 2008 will remain below the total for 2007.

- **Operational risks:** Our expectation is that total charges against earnings in 2008 from operational risks, including legal risks, will remain below the 2007 level of €133m.

Accounting principles

Our interim financial statements as of June 30, 2008, were prepared in accordance with Art. 315a (1) of the German Commercial Code (HGB) and Regulation (EC) No. 1606/2002 (IAS Regulation) of the European Parliament and of the Council of July 19, 2002, together with other regulations for adopting certain international accounting standards on the basis of the International Accounting Standards (IAS) and the International Financial Reporting Standards (IFRS), approved and published by the International Accounting Standards Board (IASB). This report takes particular account of the requirements of IAS 34 relating to interim financial reporting.

In preparing this interim report, we have employed the same accounting policies as in our consolidated financial statements as of December 31, 2007 (see page 145 ff. of our 2007 annual report).

Consolidated companies

On February 1, 2008 we sold our subsidiary Caisse Centrale de Réescompte which is based in Paris.

On March 6, 2008 the purchase of 60% plus one share in Bank Forum was completed leading to its full consolidation. The company has assets of €1.85bn and liabilities of €1.65bn. The purchase price amounted to €438m and was fully paid up in cash. For the shares purchased we have within the framework of purchase price allocation booked the difference (€346m) between acquisition cost and the pro-rata equity capital so far as possible to balance-sheet assets and other individually identifiable values (client relationships, brand name; €24m). The remaining amount (€322m) was treated as goodwill.

In addition, the following subsidiaries, funds and special-purpose entities were consolidated for the first time in 2008:

- Commerz Systems GmbH (formerly: SOLTRX Solutions for Financial Business GmbH), Frankfurt am Main
- cominvest ABS-Cofonds, Frankfurt am Main
- cominvest Premium Plus FCP, Frankfurt am Main
- cominvest ABS Opportunity S.A., Luxembourg
- Semper Finance 2006-1 Ltd., St. Helier / Jersey

These companies have assets of €0.8bn and liabilities of €0.5bn. The purchase costs amounted to €198m in total. A differential amount did not arise.

The company

- Commerzbank Auslandsbanken Holding Nova GmbH, Frankfurt am Main

was demerged by our subsidiary Commerzbank Auslandsbanken Holding AG and has from that point in time also been consolidated.

The subsidiary PTE Skarbiec-Emerytura SA, Warsaw, was merged into the associated company Aegon PTE SA, Warsaw and is not consolidated any more since that time. The associated company is also earmarked for sale.

The following subsidaries and special-purpose entities are in the process of liquidation or have been sold and are therefore not consolidated any more.

Liquidation

- Times Square Funding Financials LLC, New York
- Kaiserplatz Purchaser No. 14, St. Helier / Jersey
- Commerz Securities (Japan) Company Ltd., Hong Kong / Tokyo

Sale

- Hajobanta GmbH & Co. Asia Opportunity I KG, Düsseldorf
- Atisha Verwaltungsgesellschaft mbH & Co. Objekt Paris KG, Düsseldorf
- Atisha Verwaltungsgesellschaft mbH, Düsseldorf
- Abantum Beteiligungsgesellschaft mbH & Co. Objekt Euro Alsace Paris KG, Düsseldorf
- SCI EURO ALSACE PARIS, Paris

Consolidated income statement

in € m	Notes	1.1.–30.6.2008	1.1.–30.6.2007	Change in %
Net interest income	(1)	2,198	2,048	7.3
Provision for possible loan losses	(2)	–589	–311	89.4
Net interest income after provisioning		1,609	1,737	–7.4
Net commission income	(3)	1,449	1,605	–9.7
Trading profit	(4)	548	682	–19.6
Net investment income	(5)	–112	487	.
Other result	(6)	120	156	–23.1
Operating expenses	(7)	2,695	2,684	0.4
Operating profit		**919**	**1,983**	**–53.7**
Restructuring expenses	(8)	25	–	.
Pre-tax profit		**894**	**1,983**	**–54.9**
Taxes on income	(9)	–306	550	.
Consolidated surplus		**1,200**	**1,433**	**–16.3**
attributable to minority interests		103	56	83.9
attributable to Commerzbank shareholders		1,097	1,377	–20.3

Earnings per share	1.1.–30.6.2008	1.1.–30.6.2007	Change in %
Operating profit (€ m)	919	1,983	–53.7
Consolidated surplus attributable to Commerzbank shareholders (€ m)	1,097	1,377	–20.3
Average number of ordinary shares issued (units)	656,906,376	656,591,407	0.0
Operating profit per share (€)	1.40	3.02	–53.6
Basic earnings per share (€)	1.67	2.10	–20.5

The basic earnings per share, calculated in accordance with IAS 33, are based on the consolidated surplus attributable to Commerzbank shareholders.

In the financial year as in the previous year, no conversion or option rights were outstanding. The diluted earnings per share, therefore, correspond to the basic earnings per share.

Consolidated income statement (quarter-on-quarter comparison)

in € m	2008		2007			
	2nd quarter	1st quarter	4th quarter	3rd quarter	2nd quarter	1st quarter
Net interest income	1,176	1,022	973	999	1,003	1,045
Provision for possible loan losses	–414	–175	–61	–107	–151	–160
Net interest income after provisioning	762	847	912	892	852	885
Net commission income	717	732	735	810	758	847
Trading profit	375	173	73	124	381	301
Net investment income	–86	–26	–123	–238	262	225
Other result	89	31	–29	56	146	10
Operating expenses	1,373	1,322	1,399	1,283	1,324	1,360
Operating profit	**484**	**435**	**169**	**361**	**1,075**	**908**
Restructuring expenses	–	25	8	–	–	–
Pre-tax profit	**484**	**410**	**161**	**361**	**1,075**	**908**
Taxes on income	–386	80	20	10	283	267
Consolidated surplus	**870**	**330**	**141**	**351**	**792**	**641**
attributable to minority interests	53	50	–60	12	24	32
attributable to Commerzbank shareholders	817	280	201	339	768	609

Consolidated balance sheet

Assets in € m	Notes	30.6.2008	31.12.2007	Change in %
Cash reserve		3,503	5,157	–32.1
Claims on banks	(11, 13)	56,356	74,058	–23.9
Claims on customers	(12, 13)	291,443	289,409	0.7
Provision for possible loan losses	(14)	–6,255	–5,955	5.0
Positive fair values attributable to derivative hedging instruments		11,667	8,970	30.1
Assets held for trading purposes	(15)	117,124	97,599	20.0
Financial investments	(16)	125,821	132,192	–4.8
Intangible assets	(17)	1,591	1,265	25.8
Fixed assets	(18)	1,298	1,293	0.4
Tax assets		7,801	6,439	21.2
Other assets	(19)	4,874	6,047	–19.4
Total		**615,223**	**616,474**	**–0.2**

Liabilities and equity in € m	Notes	30.6.2008	31.12.2007	Change in %
Liabilities to banks	(20)	120,988	125,120	–3.3
Liabilities to customers	(21)	164,775	159,187	3.5
Securitized liabilities	(22)	181,155	205,649	–11.9
Negative fair values attributable to derivative hedging instruments		17,103	14,823	15.4
Liabilities from trading activities	(23)	91,231	70,293	29.8
Provisions	(24)	2,268	2,919	–22.3
Tax liabilities		5,584	4,945	12.9
Other liabilities	(25)	2,117	2,946	–28.1
Subordinated capital	(26)	11,315	11,046	2.4
Hybrid capital	(27)	3,257	3,414	–4.6
Equity of Commerzbank Group		15,430	16,132	–4.4
Subscribed capital		1,708	1,708	0.0
Capital reserve		5,712	5,709	0.1
Retained earnings		5,930	6,158	–3.7
Revaluation reserve		–625	903	.
Valuation of cash flow hedges		359	34	.
Reserve from currency translation		60	–34	.
2007 consolidated profit[1]		–	657	.
Consolidated surplus 1.1.–30.6.2008[2]		1,097	–	.
Total before minority interests		14,241	15,135	–5.9
Minority interests		1,189	997	19.3
Total		**615,223**	**616,474**	**–0.2**

[1] after allocation to retained earnings; [2] insofar as attributable to Commerzbank shareholders

Statement of changes in equity

The changes in the Commerzbank Group's equity were as follows during the first six months:

in € m	Subscribed capital	Capital reserve	Retained earnings	Revaluation reserve	Valuation of cash flow hedges	Reserve from currency translation	Consolidated profit	Total before minority interests	Minority interests	Equity
Equity as of 1.1.2007	**1,705**	**5,676**	**5,139**	**1,746**	**–381**	**–143**	**493**	**14,235**	**1,023**	**15,258**
Consolidated surplus							1,917	1,917	8	1,925
Allocation to retained earnings			1,260				–1,260	–		–
Changes in revaluation reserve				–829				–829	–201	–1,030
Changes arising from cash flow hedges					415			415	118	533
Changes in currency reserve						17		17	7	24
Comprehensive income 2007	**–**	**–**	**1,260**	**–829**	**415**	**17**	**657**	**1,520**	**–68**	**1,452**
Capital increases								–	24	24
Issue of shares to employees								–		–
Profits / losses in previous year								–	–191	–191
Allocation to retained earnings (minority interests)								–	98	98
Dividend							–493	–493		–493
Changes in holdings in affiliated and other companies			–206					–206		–206
Changes in companies included in consolidation and other changes*	3	33	–35	–14		92		79	111	190
Equity as of 31.12.2007	**1,708**	**5,709**	**6,158**	**903**	**34**	**–34**	**657**	**15,135**	**997**	**16,132**
Consolidated surplus							1,097	1,097	103	1,200
Allocation to retained earnings								–		–
Changes in revaluation reserve				–1,524				–1,524	–83	–1,607
Changes arising from cash flow hedges					325			325	6	331
Changes in currency reserve						65		65	33	98
Comprehensive income for the first half 2008	**–**	**–**	**–**	**–1,524**	**325**	**65**	**1,097**	**–37**	**59**	**22**
Capital increases								–		–
Profits / losses in previous year								–	–7	–7
Allocation to retained earnings (minority interests)								–	52	52
Dividend							–657	–657		–657
Changes in holdings in affiliated and other companies			–190					–190		–190
Changes in companies included in consolidation and other changes*	–	3	–38	–4		29		–10	88	78
Equity as of 30.6.2008	**1,708**	**5,712**	**5,930**	**–625**	**359**	**60**	**1,097**	**14,241**	**1,189**	**15,430**

* including change in treasury shares

Commerzbank Aktiengesellschaft distributed a dividend totalling €657m on its ordinary shares in May 2008.

NB: statement of changes in equity from 1.1. to 30.6.2007

in € m	Subscribed capital	Capital reserve	Retained earnings	Revaluation reserve	Valuation of cash flow hedges	Reserve from currency translation	Consolidated profit	Total before minority interests	Minority interests	Equity
Equity as of 1.1.2007	**1,705**	**5,676**	**5,139**	**1,746**	**–381**	**–143**	**493**	**14,235**	**1,023**	**15,258**
Consolidated surplus							1,377	1,377	56	1,433
Allocation to retained earnings								–		–
Changes in revaluation reserve				251				251	–60	191
Changes arising from cash flow hedges					485			485	84	569
Changes in currency reserve						92		92		92
Comprehensive income for the first half 2007	**–**	**–**	**–**	**251**	**485**	**92**	**1,377**	**2,205**	**80**	**2,285**
Capital increases								–	24	24
Issue of shares to employees								–		–
Profits / losses in previous year								–	–172	–172
Allocation to retained earnings (minority interests)								–	84	84
Dividend							–493	–493		–493
Changes in companies included in consolidation and other changes*	3	29	–44					–12	56	44
Equity as of 30.6.2007	**1,708**	**5,705**	**5,095**	**1,997**	**104**	**–51**	**1,377**	**15,935**	**1,095**	**17,030**

* including change in treasury shares

Cash flow statement (short version)

in € m	2008	2007
Cash and cash equivalents as of 1.1.	**5,157**	**5,967**
Net cash provided by operating activities	−6,808	−2,129
Net cash used by investing activities	5,702	−277
Net cash provided by financing activities	−542	−1,082
Total cash flow	**−1,648**	**−3,488**
Effects of exchange-rate changes	−6	1
Cash and cash equivalents as of 30.6.	**3,503**	**2,480**

The chart shows the cash flow within the Commerzbank Group. Cash and cash equivalents are represented by the cash reserve item, which is made up of cash on hand, balances with central banks, as well as debt issued by public-sector borrowers and bills of exchange discountable at central banks.

Notes to the income statement

(1) Net interest income

in € m	1.1.–30.6.2008	1.1.–30.6.2007	Change in %
Interest income from lending and money-market transactions and also from financial investments securities portfolio*	10,699	10,457	2.3
Gains from the sale of loans and receivables	–	82	.
Dividends from securities	57	52	9.6
Current result on investments, investments in associated companies and holdings in subsidiaries	84	61	37.7
Current income from leasing and comparable assets	124	99	25.3
Interest income	*10,964*	*10,751*	*2.0*
of which: *Interest income from applying the fair value option*	*68*	*32*	.
Interest paid on subordinated and hybrid capital and also on securitized and other liabilities	8,667	8,612	0.6
Losses from the sale of loans and receivables	–	–	.
Current expenses from leasing and comparable assets	99	91	8.8
Interest expenses	*8,766*	*8,703*	*0.7*
of which: *Interest expenses from applying the fair value option*	*46*	*7*	.
Total	**2,198**	**2,048**	**7.3**

* Herein €21m are included in the current business year from prepayment penalty fees.

(2) Provision for possible loan losses

in € m	1.1.–30.6.2008	1.1.–30.6.2007	Change in %
Allocation to provisions	–825	–461	79.0
Reversals of provisions	304	185	64.3
Balance of direct write-downs, write-ups and amounts received on written-down claims	–68	–35	94.3
Total	**–589**	**–311**	**89.4**

(3) Net commission income

in € m	1.1.–30.6.2008	1.1.–30.6.2007	Change in %
Securities transactions	507	601	–15.6
Asset management	217	379	–42.7
Payment transactions and foreign commercial business	256	231	10.8
Real-estate lending business	161	136	18.4
Guarantees	94	85	10.6
Income from syndicated business	57	66	–13.6
Trust transactions at third-party risk	2	2	0.0
Other net commission income	155	105	47.6
Total	**1,449**	**1,605**	**–9.7**

Net commission income includes €285m (previous year: €299m) of commissions paid. Additionally €15m (previous year: €16m) result from transactions in financial instruments that are not valued at current market value with effect on net income. The reduction in the item Asset management is mainly explained by the deconsolidation of Jupiter International Group and Caisse Centrale de Réescompte.

(4) Trading profit

in € m	1.1.–30.6.2008	1.1.–30.6.2007	Change in %
Net result on trading	599	606	–1.2
Net result on the valuation of derivative financial instruments	–68	82	.
Net result on hedge accounting	8	–33	.
Net result from applying the fair value option	9	27	–66.7
Total	**548**	**682**	**–19.6**

(5) Net investment income

in € m	1.1.–30.6.2008	1.1.–30.6.2007	Change in %
Net result from interest-bearing business	**–250**	**73**	**.**
in the available-for-sale category	24	56	–57.1
Gains on disposals (rebooking from the revaluation reserve)*	46	126	–63.5
Losses on disposals (rebooking from the revaluation reserve)*	–22	–70	–68.6
in the loans and receivables category	–20	63	.
Gains on disposals	40	70	–42.9
Losses on disposals	–60	–7	.
Net valuation result	–254	–46	.
Net result from equity instruments	**138**	**414**	**–66.7**
in the available-for-sale category	47	128	–63.3
Gains on disposal (rebooking from the revaluation reserve)*	50	133	–62.4
Losses on disposals (rebooking from the revaluation reserve)*	–3	–5	–40.0
in the available-for-sale category, valued at cost of acquisition	256	309	–17.2
Net valuation result	–165	–23	.
Net result on disposals and valuation of holdings in associated companies	–	–	.
Total	**–112**	**487**	**.**

* This includes €15m of rebookings from the revaluation reserve which relate to the financial year 2008.

The analysis of our subprime-related CDO and RMBS portfolios has resulted in a valuation loss of €243m before tax in the first half of 2008, which is reported under the result from interest-bearing business. For information on the valuation methodology we refer to our Annual Report dated December 31, 2007 (page 153 f.).

(6) Other result

in € m	1.1.–30.6.2008	1.1.–30.6.2007	Change in %
Other income	231	270	–14.4
Other expenses	111	114	–2.6
Total	**120**	**156**	**–23.1**

(7) Operating expenses

in € m	1.1.–30.6.2008	1.1.–30.6.2007	Change in %
Personnel expenses	1,502	1,599	–6.1
Other expenses	1,040	923	12.7
Current depreciation on fixed assets and other intangible assets	153	162	–5.6
Total	**2,695**	**2,684**	**0.4**

(8) Restructuring expenses

in € m	1.1.–30.6.2008	1.1.–30.6.2007	Change in %
Expenses for restructuring measures introduced	25	–	.
Total	**25**	**–**	**.**

The restructuring expenses in the amount of €25m are due to the integration of Hypothekenbank in Essen into Eurohypo AG. The most important cost factors are in relation to the IT and personnel areas.

(9) Taxes on income

At June 30, 2008 the Group tax rate, i.e. the anticipated average tax rate on the basis of anticipated pre-tax profit, was 22.0% for the year under review. We applied this rate to calculate tax liability for the first half of 2008 totalling €194m (without special items).

Further to the adjustment of estimates of future taxable earnings for the domestic companies of Commerzbank AG, deferred taxes on tax-loss-carry-forwards of €500m are being activated. This special item affects taxes on income in the second quarter 2008 and leads to corresponding income.

Taking account of this special item leads to tax income of €306m.

(10) Segment reporting

Segment reporting reflects the results of the operational business lines within the Commerzbank Group. It is based on our internal management information, which is compiled every month in accordance with IFRS rules.

With the beginning of 2008 Commerzbank has reorganized its business in Central and Eastern Europe. The operations of the subsidiaries and branches in the region will in future be combined in a separate Eastern Europe holding company with its own management and reporting system.

In the segment reporting with effect from the first quarter 2008 the segment *"Mittelstandsbank"* existing hitherto, will be separated into the segments *"Mittelstandsbank"* (without Eastern Europe) and "Central and Eastern Europe".

The figures of the previous year were adjusted according to the new reporting.

In our segment reporting, we report on seven segments:

- "Private and Business Customers" includes branch business with private individuals, professional and business people, private banking, the activities of comdirect bank, the retail banking of Eurohypo and the Asset Management department (cominvest).

- *"Mittelstandsbank"* presents the results of corporate banking in Germany, the Asia region and the Financial Institutions department.

- The segment "Central and Eastern Europe" comprises the operations of our subsidiaries and branches in the region of "Central and Eastern Europe".

- "Corporates & Markets" comprises equity and bond-trading activities, trading in derivative instruments, interest-rate and currency management, as well as corporate finance. In addition, this segment is responsible for business involving multinational companies. It also looks after the branches and subsidiaries in Western Europe, America and Africa.

- "Commercial Real Estate" presents the results of Commerz Real and Eurohypo's commercial real-estate activities.

- "Public Finance and Treasury" consists of Hypothekenbank in Essen and Erste Europäische Pfandbrief- und Kommunalkreditbank in Luxemburg, Eurohypo's public finance business and the Group Treasury department.

- "Others and Consolidation" registers the income and expenses which do not fall within the area of responsibility of the operational business lines. Also included here are the income and expenses required to reconcile the internal accounting control variables used in the segment reporting of the operational business lines to the relevant external accounting data. In addition, this segment covers equity participations which are not assigned to the operational business lines as well as the international asset management activities (Caisse Centrale de Réescompte [until February 2008], Commerzbank Europe (Ireland) and CAM Asia Pacific).

The result generated by each individual segment is measured in terms of the operating profit and the pre-tax profit, as well as the return on equity and the cost/income ratio. Through the presentation of pre-tax profits, minority interests are included in both the result and the average equity tied up. All the revenue for which a segment is responsible is thus reflected in the pre-tax profit.

The return on equity is calculated from the ratio between the operating profit (operating or pre-tax) and the average amount of equity that is tied up. It shows the return on the equity that is invested in a given segment. The cost/income ratio in operating business reflects the cost efficiency of the various segments. It represents the quotient formed by operating expenses and income before provisioning.

Income and expenses are shown such that they reflect the originating unit and appear at market prices, with the market interest rate applied in the case of interest-rate instruments. Net interest income reflects the actual funding costs of the equity participations, which are assigned to the respective segments according to their specific business orientation. The investment yield achieved by the Group on its equity is assigned to the net interest income of the various segments such that it reflects the average amount of equity that is tied up. The interest rate corresponds to that of a risk-free investment in the long-term capital

market. The average amount of equity tied up is worked out using the BIS system, based on the established average amount of risk-weighted assets and the capital charges for market risk positions (risk-weighted asset equivalents). At Group level, investors' capital is shown, which is used to calculate the return on equity. The capital backing for risk-weighted assets which we assume for segment reporting purposes is 6%.

Direct and indirect expenditure form the operating expenses which are shown in the operating profit. They consist of personnel costs, other expenses and depreciation of fixed assets and other intangible assets. Restructuring expenses appear below the operating profit in the pre-tax profit. Operating expenses are assigned to the individual segments on the basis of the causation principle. The indirect expenses arising in connection with internal services are charged to the beneficiary or credited to the segment performing the service.

1.1.–30.6.2008 in € m	**Private and Business Customers**	***Mittelstandsbank***	**Central and Eastern Europe**	**Corporates & Markets**	**Commercial Real Estate**	**Public Finance and Treasury**	**Others and Consolidation**	**Total**
Net interest income	672	588	273	218	425	–38	60	2,198
Provision for possible loan losses	–80	–19	–43	–94	–348	–5	–	–589
Net interest income after provisioning	592	569	230	124	77	–43	60	1,609
Net commission income	800	289	103	78	203	–8	–16	1,449
Trading profit	–5	3	69	519	2	–39	–1	548
Net investment income	–9	–5	60	–121	–203	32	134	–112
Other result	–	8	4	3	12	30	63	120
Revenue	*1,378*	*864*	*466*	*603*	*91*	*–28*	*240*	*3,614*
Operating expenses	1,074	387	251	521	256	90	116	2,695
Operating profit	**304**	**477**	**215**	**82**	**–165**	**–118**	**124**	**919**
Restructuring expenses	–	–	–	–	–	25	–	25
Pre-tax profit	**304**	**477**	**215**	**82**	**–165**	**–143**	**124**	**894**
Average equity tied up	**1,555**	**2,704**	**1,500**	**2,324**	**3,426**	**1,124**	**1,909**	**14,542**
Operating return on equity* (%)	**39.1**	**35.3**	**28.7**	**7.1**	**–9.6**	**–21.0**	**·**	**12.6**
Cost / income ratio in operating business (%)	**73.7**	**43.8**	**49.3**	**74.7**	**58.3**	**–391.3**	**·**	**64.1**
Return on equity of pre-tax profit* (%)	**39.1**	**35.3**	**28.7**	**7.1**	**–9.6**	**–25.4**	**·**	**12.3**
Staff (average no.)	11,875	4,362	7,760	1,932	1,581	429	9,157	37,096

* annualized

1.1.–30.6.2007 in € m	Private and Business Customers	*Mittel-stands-bank*	Central and Eastern Europe	Corporates & Markets	Commer-cial Real Estate	Public Finance and Treasury	Others and Con-solidation	Total
Net interest income	637	514	179	197	422	79	20	2,048
Provision for possible loan losses	–139	–28	–27	–23	–78	–12	–4	–311
Net interest income after provisioning	498	486	152	174	344	67	16	1,737
Net commission income	810	276	86	106	195	–13	145	1,605
Trading profit	2	1	50	616	34	–32	11	682
Net investment income	3	–	25	8	1	122	328	487
Other result	–	5	1	5	21	4	120	156
Revenue	*1,313*	*768*	*314*	*909*	*595*	*148*	*620*	*4,667*
Operating expenses	1,064	373	174	526	278	53	216	2,684
Operating profit	**249**	**395**	**140**	**383**	**317**	**95**	**404**	**1,983**
Restructuring expenses	–	–	–	–	–	–	–	–
Pre-tax profit	**249**	**395**	**140**	**383**	**317**	**95**	**404**	**1,983**
Average equity tied up	**2,514**	**2,232**	**793**	**2,215**	**4,232**	**1,173**	**281**	**13,440**
Operating return on equity* (%)	**19.8**	**35.4**	**35.3**	**34.6**	**15.0**	**16.2**	**·**	**29.5**
Cost / income ratio in operating business (%)	**73.3**	**46.9**	**51.0**	**56.4**	**41.3**	**33.1**	**·**	**53.9**
Return on equity of pre-tax profit* (%)	**19.8**	**35.4**	**35.3**	**34.6**	**15.0**	**16.2**	**·**	**29.5**
Staff (average no.)	11,687	4,176	5,222	1,757	1,620	416	9,675	34,553

* annualized

Notes to the balance sheet

(11) Claims on banks

in € m	30.6.2008	31.12.2007	Change in %
due on demand	13,109	23,311	−43.8
other claims	43,247	50,747	−14.8
with a remaining lifetime of			
less than three months	14,867	17,733	−16.2
more than three months, but less than one year	9,884	11,437	−13.6
more than one year, but less than five years	11,253	13,609	−17.3
more than five years	7,243	7,968	−9.1
Total	**56,356**	**74,058**	**−23.9**
of which: reverse repos and cash collaterals	16,822	20,875	−19.4
of which relate to the category:			
Loans and receivables	56,356	74,058	−23.9
Available-for-sale financial assets	–	–	.
Applying the fair value option	–	–	.

(12) Claims on customers

in € m	30.6.2008	31.12.2007	Change in %
with indefinite remaining lifetime	21,764	21,058	3.4
other claims	269,679	268,351	0.5
with a remaining lifetime of			
less than three months	46,512	47,377	−1.8
more than three months, but less than one year	33,295	28,060	18.7
more than one year, but less than five years	93,897	93,516	0.4
more than five years	95,975	99,398	−3.4
Total	**291,443**	**289,409**	**0.7**
of which: reverse repos and cash collaterals	12,623	8,523	48.1
of which relate to the category:			
Loans and receivables	287,880	286,740	0.4
Available-for-sale financial assets	–	–	.
Applying the fair value option	3,563	2,669	33.5

(13) Total lending

in € m	30.6.2008	31.12.2007	Change in %
Loans to banks	30,961	33,770	–8.3
Loans to customers	280,545	282,792	–0.8
Total	**311,506**	**316,562**	**–1.6**

We distinguish loans from claims on banks and customers such that only those claims are shown as loans for which special loan agreements have been concluded with the borrowers. Therefore, interbank money-market transactions and reverse repo transactions, for example, are not shown as loans. Acceptance credits are also included in loans to customers.

(14) Provision for possible loan losses

Development of provisioning in € m	30.6.2008	31.12.2007	Change in %
As of 1.1.	**6,407**	**7,918**	**–19.1**
Allocations	825	461	79.0
Deductions	625	718	–13.0
Utilized	321	533	–39.8
Reversals	304	185	64,3
Changes in companies included in consolidation	48	–	.
Exchange-rate changes / transfers	11	7	57.1
As of 30.6.	**6,666**	**7,668**	**–13.1**

With direct write-downs and income received on previously written-down claims taken into account, the allocations and reversals reflected in the income statement gave rise to a provision of €589m (previous year: €311m); see Note 2.

Level of provisioning in € m	30.6.2008	31.12.2007	Change in %
Specific valuation allowances	5,501	5,182	6.2
Portfolio valuation allowances	754	773	–2.5
Provision to cover balance-sheet items	**6,255**	**5,955**	**5.0**
Provisions in lending business (specific risks)	208	252	–17.5
Provisions in lending business (portfolio risks)	203	200	1.5
Provision to cover off-balance-sheet items	**411**	452	–9.1
Total	**6,666**	**6,407**	**4.0**

As of this year we are allocating valuation allowances for smaller exposures acutely vulnerable to default, to specific rather than portfolio valuation allowances. As a result we have adjusted the previous year's figures and reallocated €43m from portfolio to specific valuation allowances.

For claims on banks, provisions for possible loan losses as of June 30, 2008, amount to €14m and for claims on customers to €6,241m.

(15) Assets held for trading purposes

in € m	30.6.2008	31.12.2007	Change in %
Bonds, notes and other interest-rate-related securities	20,619	21,118	–2.4
Shares and other equity-related securities	7,860	10,265	–23.4
Promissory notes held for trading purposes	1,147	1,144	0.3
Loans and positive market values of lending commitments	1,267	1,023	23.9
Positive fair values attributable to derivative financial instruments	86,231	64,049	34.6
Total	**117,124**	**97,599**	**20.0**

(16) Financial investments

in € m	30.6.2008	31.12.2007	Change in %
Bonds, notes and other interest-rate-related securities	121,166	127,109	–4.7
Shares and other equity-related securities	2,537	2,757	–8.0
Investments	1,668	1,876	–11.1
Investments in associated companies	297	308	–3.6
Holdings in subsidiaries	153	142	7.7
Total	**125,821**	**132,192**	**–4.8**
of which: at equity participations in associated companies	297	308	–3.6
of which relate to the category:			
Loans and receivables	1,272	–	.
Available-for-sale financial assets	122,387	131,060	–6.6
of which: valued at amortized cost	463	578	–19.9
Applying the fair value option	1,865	824	.

(17) Intangible assets

in € m	30.6.2008	31.12.2007	Change in %
Goodwill	1,216	894	36.0
Other intangible assets	375	371	1.1
Total	**1,591**	**1,265**	**25.8**

(18) Fixed assets

in € m	30.6.2008	31.12.2007	Change in %
Land and buildings	826	799	3.4
Office furniture and equipment	472	494	–4.5
Total	**1,298**	**1,293**	**0.4**

(19) Other assets

in € m	30.6.2008	31.12.2007	Change in %
Collection items	397	958	−58.6
Precious metals	872	991	−12.0
Leased equipment	308	291	5.8
Assets held for sale	1,068	2,346	−54.5
Assets held as financial investments	226	266	−15.0
Sundry assets, including deferred items	2,003	1,195	67.6
Total	**4,874**	**6,047**	**−19.4**

(20) Liabilities to banks

in € m	30.6.2008	31.12.2007	Change in %
due on demand	28,664	25,813	11.0
with remaining lifetime of	92,324	99,307	−7.0
less than three months	58,312	68,059	−14.3
more than three months, but less than one year	9,044	6,902	31.0
more than one year, but less than five years	11,097	10,031	10.6
more than five years	13,871	14,315	−3.1
Total	**120,988**	**125,120**	**−3.3**
of which: repos and cash collaterals	29,699	39,547	−24.9
of which relate to the category:			
Liabilities measured at amortized cost	120,978	125,110	−3.3
Applying the fair value option	10	10	0.0

(21) Liabilities to customers

in € m	30.6.2008	31.12.2007	Change in %
Savings deposits	9,823	10,327	−4.9
with agreed period of notice of			
three months	9,073	9,639	−5.9
more than three months	750	688	9.0
Other liabilities to customers	154,952	148,860	4.1
due on demand	59,523	55,273	7.7
with agreed remaining lifetime of	95,429	93,587	2.0
less than three months	43,377	45,724	−5.1
more than three months, but less than one year	14,530	8,710	66.8
more than one year, but less than five years	12,776	14,036	−9.0
more than five years	24,746	25,117	−1.5
Total	**164,775**	**159,187**	**3.5**
of which: repos and cash collaterals	14,087	7,215	95.2
of which relate to the category:			
Liabilities measured at amortized cost	164,458	159,003	3.4
Applying the fair value option	317	184	72.3

(22) Securitized liabilities

in € m	30.6.2008	31.12.2007	Change in %
Bonds and notes issued	171,583	191,882	–10.6
of which: mortgage *Pfandbriefe*	32,006	31,926	0.3
public-sector *Pfandbriefe*	95,657	110,457	–13.4
Money-market instruments issued	9,481	13,621	–30.4
Own acceptances and promissory notes outstanding	91	146	–37.7
Total	**181,155**	**205,649**	**–11.9**
of which relate to the category:			
Liabilities measured at amortized cost	179,631	204,555	–12.2
Applying the fair value option	1,524	1,094	39.3

Remaining lifetimes of securitized liabilities in € m	30.6.2008	31.12.2007	Change in %
due on demand	419	134	.
with agreed remaining lifetime of	180,736	205,515	–12.1
less than three months	24,768	25,184	–1.7
more than three months, but less than one year	36,280	39,536	–8.2
more than one year, but less than five years	91,891	107,013	–14.1
more than five years	27,797	33,782	–17.7
Total	**181,155**	**205,649**	**–11.9**

(23) Liabilities from trading activities

in € m	30.6.2008	31.12.2007	Change in %
Currency-related transactions	6,789	5,602	21.2
Interest-rate-related transactions	70,988	50,674	40.1
Delivery commitments arising from short sales of securities and negative market values of lending commitments	4,298	4,742	–9.4
Sundry transactions	9,156	9,275	–1.3
Total	**91,231**	**70,293**	**29.8**

(24) Provisions

in € m	30.6.2008	31.12.2007	Change in %
Provisions for pensions and similar commitments	250	538	–53.5
Other provisions	2,018	2,381	–15.2
Total	**2,268**	**2,919**	**–22.3**

In April 2008 Eurohypo outsourced the plan assets for its pension obligations with a total volume of €274m into a Contractual Trust Arrangement (CTA). At the same time the amount necessary for financing the pension obligations was transferred to a legally independent trustee Commerzbank Pension-Trust e.V. (CPT).

The trust assets held by CPT qualify as plan assets within the terms of IAS 19.7. Further to IAS 19.54 the transferred assets are to be netted with the pension provisions which results in a corresponding reduction of the pension provisions of the Group.

(25) Other liabilities

Other liabilities of €2,117m (31.12.2007: €2,946m) include obligations arising from still outstanding invoices, deductions from salaries to be passed on and deferred liabilities. In addition, liabilities in an amount of €416m were included in this position, which stand in relation to assets yet to be disposed of.

(26) Subordinated capital

in € m	30.6.2008	31.12.2007	Change in %
Subordinated liabilities	10,100	9,478	6.6
Profit-sharing rights outstanding	1,126	1,341	–16.0
Deferred interest, including discounts	373	244	52.9
Valuation effects	–284	–17	.
Total	**11,315**	**11,046**	**2.4**
of which relate to the category:			
Liabilities measured at amortized cost	11,315	11,046	2.4
Applying the fair value option	–	–	.

(27) Hybrid capital

in € m	30.6.2008	31.12.2007	Change in %
Hybrid capital	3,201	3,281	–2.4
Deferred interest, including discounts	42	117	–64.1
Valuation effects	14	16	–12.5
Total	**3,257**	**3,414**	**–4.6**
of which relate to the category:			
Liabilities measured at amortized cost	3,257	3,414	–4.6
Applying the fair value option	–	–	.

Other notes

(28) Risk-weighted assets and capital ratios

in € m	30.6.2008	31.12.2007	Change in %
Core capital	16,145	16,333	–1.2
Supplementary capital	8,396	9,139	–8.1
Tier III capital	185	102	81.4
Eligible own funds	**24,726**	**25,574**	**–3.3**

as of 30.6.2008	Capital charges in %			Total
in € m	< 20	from 20 up to under 100	100 and more	
Commercial business	16,679	78,008	103,214	197,901
Derivative business	2,305	1,852	3,791	7,948
Risk-weighted assets, total	**18,984**	**79,860**	**107,005**	**205,849**
Risk-weighted market-risk position multiplied by 12.5				3,226
Risk-weighted market-risk position for operational risk multiplied by 12.5				9,535
Total items to be risk-weighted				218,610
Eligible own funds				24,726
Core capital ratio				7.4
Own funds ratio				11.3

as of 31.12.2007 (according to Basel II)	Capital charges in %			Total
in € m	< 20	from 20 up to under 100	100 and more	
Commercial business	19,202	43,018	165,181	227,401
Derivative business	4,617	2,558	–*	7,175
Risk-weighted assets, total	**23,819**	**45,576**	**165,181**	**234,576**
Risk-weighted market-risk position multiplied by 12.5				2,850
Risk-weighted market-risk position for operational risk multiplied by 12.5				–
Total items to be risk-weighted				237,426
Eligible own funds				25,574
Core capital ratio				6.9
Own funds ratio				10.8

* Further to § 13 in conjunction with § 4 Principle I the maximal risk weighting is 50 %.

(29) Contingent liabilities and irrevocable lending commitments

in € m	30.6.2008	31.12.2007	Change in %
Contingent liabilities	31,761	29,459	7.8
from rediscounted bills of exchange credited to borrowers	8	8	0.0
from guarantees and indemnity agreements	31,363	29,129	7.7
Other commitments	390	322	21.1
Irrevocable lending commitments	50,809	51,558	-1.5

Provisioning for contingent liabilities and irrevocable lending commitments has been deducted from the respective items.

(30) Derivative transactions

Derivative transactions (investment and trading books) involved the following nominal amounts and fair values:

30.6.2008	Nominal amount, by remaining lifetime				Fair values	
in € m	less than one year	more than one year, but under five years	more than five years	Total	positive	negative
Foreign currency-based forward transactions	334,064	131,808	57,907	523,779	8,733	7,876
Interest-based forward transactions	1,789,002	2,103,953	2,074,953	5,967,908	81,757	86,935
Other forward transactions	130,242	182,573	26,921	339,736	7,408	9,225
Total	**2,253,308**	**2,418,334**	**2,159,781**	**6,831,423**	**97,898**	**104,036**
of which: traded on a stock exchange	*141,251*	*47,705*	*4,563*			

31.12.2007	Nominal amount, by remaining lifetime				Fair values	
in € m	less than one year	more than one year, but under five years	more than five years	Total	positive	negative
Foreign currency-based forward transactions	350,152	127,106	60,858	538,116	7,492	6,607
Interest-based forward transactions	1,655,697	1,998,162	2,136,528	5,790,387	58,297	64,433
Other forward transactions	160,120	200,552	29,104	389,776	7,230	9,334
Total	**2,165,969**	**2,325,820**	**2,226,490**	**6,718,279**	**73,019**	**80,374**
of which: traded on a stock exchange	*167,145*	*57,577*	*4,739*			

(31) Market risk arising from trading activities

The market risk arising from trading activities shows the values-at-risk in accordance with Principle I (99% confidence interval, 10-day holding period) of the Commerzbank Group and also of its individual business lines, calculated using Commerzbank's internal market-risk model. For calculating and managing market risk, historical simulation is used as the value-at-risk model. For a detailed description of our methods, please consult the notes on pages 217 f. of our 2007 annual report.

Portfolio in € m	**30.6.2008**	**31.12.2007**
Commerzbank Group	**35.4**	**35.6**
Corporates & Markets	35.0	28.4
Treasury	12.6	15.3

(32) Fair value of financial instruments

	Fair value		**Book value**		**Difference**	
in € bn	**30.6.2008**	**31.12.2007**	**30.6.2008**	**31.12.2007**	**30.6.2008**	**31.12.2007**
Assets						
Cash reserve	3.5	5.2	3.5	5.2	–	–
Claims on banks	56.3	74.0	56.4	74.1	–0.1	–0.1
Claims on customers	288.3	287.2	291.4	289.4	–3.1	–2.2
Hedging instruments	11.7	9.0	11.7	9.0	–	–
Assets held for trading purposes	117.1	97.6	117.1	97.6	–	–
Financial investments	125.8	132.2	125.8	132.2	0.0	–
Liabilities						
Liabilities to banks	120.7	124.9	121.0	125.1	–0.3	–0.2
Liabilities to customers	163.6	158.3	164.8	159.2	–1.2	–0.9
Securitized liabilities	180.4	205.0	181.2	205.6	–0.8	–0.6
Hedging instruments	17.1	14.8	17.1	14.8	–	–
Liabilities from trading activities	91.2	70.3	91.2	70.3	–	–
Subordinated and hybrid capital	14.2	14.2	14.6	14.5	–0.4	–0.3

In net terms, the difference between the book value and fair value amounted for all items to €-0.5bn as of June 30, 2008 (31.12.2007: €-0.3bn).

(33) Treasury shares

	Number of shares* **in units**	**Accounting par value in €1,000**	**Percentage of share capital**
Portfolio on 30.6.2008	226,340	588	0.03
Largest total acquired during the financial year	1,694,512	4,406	0.26
Total shares pledged by customers as collateral on 30.6.2008	3,380,335	8,789	0.51
Shares acquired during the financial year	56,239,333	146,222	–
Shares disposed of during the financial year	56,250,384	146,251	–

* accounting par value per share: €2.60

Responsibility statement by the Management Board

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the group, and the interim management report of the group includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group for the remaining months of the financial year.

Frankfurt am Main, August 5, 2008
The Board of Managing Directors

Martin Blessing	Frank Annuscheit	Markus Beumer
Wolfgang Hartmann	Achim Kassow	Bernd Knobloch
Michael Reuther	Eric Strutz	

Boards of Commerzbank Aktiengesellschaft

Supervisory Board

Dr. h.c. Martin Kohlhaussen
Chairman (until May 15, 2008)

Klaus-Peter Müller
Chairman (since May 16, 2008)

Uwe Tschäge *
Deputy Chairman

Hans-Hermann Altenschmidt *

Dott. Sergio Balbinot

Dr.-Ing. Burckhard Bergmann
(since May 16, 2008)

Herbert Bludau-Hoffmann *

Karin van Brummelen *
(since May 16, 2008)

Astrid Evers *

Uwe Foullong *

Daniel Hampel *

Dr.-Ing. Otto Happel

Sonja Kasischke *

Prof. Dr.-Ing. Dr.-Ing. E.h. Hans-Peter Keitel
(since May 16, 2008)

Alexandra Krieger *
(since May 16, 2008)

Friedrich Lürßen

Prof. h.c. (CHN) Dr. rer. oec. Ulrich Middelmann

Klaus Müller-Gebel

Barbara Priester *
(since May 16, 2008)

Dr. Marcus Schenck
(since May 16, 2008)

Dr.-Ing. E.h. Heinrich Weiss

Dr. Walter Seipp
Honorary Chairman

The following members left the Supervisory Board on May 15, 2008, when their period of office ended:

Dr. h.c. Martin Kohlhaussen
Chairman

Dr. jur. Heiner Hasford

Wolfgang Kirsch

Werner Malkhoff

Dr. Sabine Reiner

Prof. Dr. Jürgen F. Strube

Dr. Klaus Sturany

* elected by the Bank's employees

Board of Managing Directors

Klaus-Peter Müller
Chairman (until May 15, 2008)

Martin Blessing
Chairman (since May 16, 2008)

Frank Annuscheit

Markus Beumer

Wolfgang Hartmann

Dr. Achim Kassow

Bernd Knobloch

Michael Reuther

Dr. Eric Strutz

Nicholas Teller
(until May 31, 2008)

Report of the audit review

To Commerzbank Aktiengesellschaft,
Frankfurt am Main

We have reviewed the abridged version of the Group's interim financial statements – comprising the abridged balance sheet, the abridged income statement, the abridged cash flow statement, the abridged statement of changes in equity and selected Notes – as well as the Group interim report for Commerzbank Aktiengesellschaft, Frankfurt am Main, for the period from January 1 to June 30, 2008, which are components of the half year financial statement according to Art. 37w of the German Securities Trading Act. The compilation of the abridged Group interim financial statements in accordance with the IFRS governing interim reporting as applicable in the EU, and the Group interim report in accordance with the applicable provisions of the German Securities Trading Act, are the responsibility of the Group's management. Our responsibility is to express an opinion on these abridged Group interim financial statements and the Group interim report based on our review.

We conducted our review of the abridged Group interim financial statements and the Group interim report in accordance with German generally accepted standards for the review of financial statements as promulgated by the Institut der Wirtschaftsprüfer or IDW (Institute of Public Auditors in Germany). Those standards require that we plan and perform the review to obtain reasonable assurance that the abridged Group interim financial statements are free of material misstatement as required by the IFRS governing interim reporting as applicable in the EU, and that the Group interim report is free of material misstatement as required by the provisions of the German Securities Trading Act concerning Group interim reports. An audit review is limited primarily to interviews with Group employees and to analytical assessments, and thus does not offer the level of security afforded by a full audit. Since we were not instructed to perform a full audit, we cannot issue an audit certificate.

Our review revealed nothing to suggest that the abridged Group interim financial statements were not prepared in accordance with the IFRS governing interim reporting as applicable in the EU, or that the Group interim report were not prepared in accordance with the provisions of the German Securities Trading Act concerning Group interim reports.

Frankfurt am Main, August 5, 2008

PricewaterhouseCoopers
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Lothar Schreiber
Wirtschaftsprüfer

Clemens Koch
Wirtschaftsprüfer

Group companies and major holdings

Germany
comdirect bank AG, Quickborn
cominvest Asset Management GmbH, Frankfurt am Main
Commerz Real AG, Eschborn
Eurohypo AG, Eschborn
Hypothekenbank in Essen AG, Essen
CBG Commerz Beteiligungsgesellschaft Holding mbH, Bad Homburg v.d.H.
Commerz Business Consulting GmbH, Frankfurt am Main
Deutsche Schiffsbank AG, Bremen / Hamburg

Abroad
BRE Bank SA, Warsaw
cominvest Asset Management S.A., Luxembourg
Commerzbank Capital Markets Corporation, New York
Commerzbank (Eurasija) SAO, Moscow
Commerzbank Europe (Ireland), Dublin
Commerzbank International S.A., Luxembourg
Commerzbank (South East Asia) Ltd., Singapore
Commerzbank (Switzerland) Ltd, Zurich / Geneva
Commerzbank Zrt., Budapest
Commerz (East Asia) Ltd., Hong Kong
Erste Europäische Pfandbrief- und Kommunalkreditbank AG, Luxembourg
Joint Stock Commercial Bank Forum, Kiev

Foreign branches
Amsterdam, Atlanta (agency), Barcelona, Bratislava, Brno (office), Brussels, Chicago, Dubai, Grand Cayman, Hong Kong, Hradec Králové (office), Johannesburg, Košice (office), London, Los Angeles, Luxembourg, Madrid, Milan, New York, Ostrava (office), Paris, Plzeň (office), Prague, Shanghai, Singapore, Tokyo

Representative offices
Addis Ababa, Almaty, Baku, Bangkok, Beijing, Beirut, Belgrade, Brussels, Bucharest, Buenos Aires, Cairo, Caracas, Ho Chi Minh City, Istanbul, Jakarta, Kiev, Lagos, Minsk, Moscow, Mumbai, Novosibirsk, Panama City, São Paulo, Seoul, Taipei, Tashkent, Tehran, Zagreb

Disclaimer

2008 / 2009 Financial Calendar

September 24, 2008	Investors' Day
November 5, 2008	Interim Report Q3 2008
February 18, 2009	Annual Results Press Conference 2008
End-March 2009	Annual Report 2008
Early May 2009	Interim Report Q1 2009
May 15, 2009	Annual General Meeting
Early August 2009	Interim Report Q2 2009

Commerzbank AG
Head Office
Kaiserplatz
Frankfurt am Main
www.commerzbank.com

Postal address
60261 Frankfurt am Main
Tel. + 49 (0)69 / 136 - 20
Mail info@commerzbank.com

Investor Relations
Tel. + 49 (0)69 / 136 - 2 22 55
Fax + 49 (0)69 / 136 - 2 94 92
Mail ir@commerzbank.com

VKI 02051

END